FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED OCT 28 2004 WASH, D.C. 152 SECTION

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 26, 2004 Home Equity Pass-Through Certificates, Series 2004-5	**333-115435**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04048706

PROCESSED
OCT 29 2004
THOMSON
FINANCIAL

[TPW: NYLEGAL:240066.2] 17070-00305 06/22/2004 9:09 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: JOHN P. GRAHAM
Title: VICE PRESIDENT

Dated: October 27 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Roxborough, Claude W.

Subject: FW: ACCEPTED FORM TYPE 8-K (0000882377-04-002188)

-----Original Message-----
From: Edgar.Postmaster@sec.gov [mailto:Edgar.Postmaster@sec.gov]
Sent: Tuesday, October 26, 2004 3:25 PM
To: Edgar; Edgar; Thalenberg, Mark
Subject: ACCEPTED FORM TYPE 8-K (0000882377-04-002188)

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

```
COMPANY:        CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP
FORM TYPE:      8-K                    NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 26-Oct-2004 15:25       ACCEPTED DATE:       26-Oct-2004 15:25
FILING DATE:    26-Oct-2004 15:25
TEST FILING:    NO                     CONFIRMING COPY:     NO
```

ACCESSION NUMBER: 0000882377-04-002188

FILE NUMBER(S):
1. 333-37616

THE PASSWORD FOR LOGIN CIK 0000882377 WILL EXPIRE 20-Oct-2005 16:30.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0000802106
   COMPANY: CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP
   FORM TYPE: 8-K
   FILE NUMBER(S):
   1. 333-37616

ITEM(S):

1. 8.01
2. 9.01

------------------------------- NOTICE ---------------------------------

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We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[310,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2004-5

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[244,125,000]	Senior/Adj	LIBOR+[]%	1.8	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[25,110,000]	Mezzanine/Adj	LIBOR + []%	4.8	AA/Aa2
M-2	[20,770,000]	Mezzanine/Adj	LIBOR + []%	4.5	A/A2
B-1	[10,075,000]	Subordinate/Fixed	[]%	4.4	BBB+/Baa1
B-2	[4,960,000]	Subordinate/Fixed	[]%	4.3	BBB/Baa2
B-3	[4,960,000]	Subordinate/Fixed	[]%	4.3	BBB-/Baa3
Total	[310,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Credit Risk Manager:	The MurrayHill Company
Credit Insurance Provider:	Old Republic Insurance Company
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregated principal balances of the covered loans as of the Cut-Off Date subject to certain limitations. Approximately 48.34% of the initial mortgage loans are covered under the policy and the remaining 51.66% of initial the mortgage loans are not covered under the policy.
Cut-off Date:	October 1, 2004 for the initial mortgage loans.
Deal Settlement:	On or about October 28, 2004
Investor Settlement:	On or about October 29, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in November 2004.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R Certificate, the Class A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates and 24 days with respect to the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes a constant prepayment of 30.0% CPR.
Prefunding Amount:	[$8,500,392]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class B-1, Class B-2, and Class B-3 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through margin will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1 and the Class M-2 Certificates , and (3) the pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 50 basis points.
Pass-through Rate:	For the Offered Certificates other than the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, equal to the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class B-1 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class B-2 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class B-3 Certificates, equal to the lesser of [ ] and the Net Funds Cap.
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the amount of interest which accrued on the mortgage loans, minus (2) the sum of (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) (x) in the case of the Class A-R Certificates, the Class A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, 1/12 and (y) in the case of the other Offered Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360.
Principal and Interest Advancing:	The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any Distribution Date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.
Principal Remittance Amount:	For any Distribution Date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately

preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (6) regarding the January 2005 Distribution Date, the amount remaining in the Funding Account at the end of the Prefunding Period and (7) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Excess Cashflow Loss Payment

An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount

For any distribution date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (2) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy
2. Excess cashflow
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[21.25]%	[24.25]%	[48.50]%
M-1	[13.15]%	[16.15]%	[32.30]%
M-2	[6.45]%	[9.45]%	[18.90]%
B-1	[3.20]%	[6.20]%	[12.40]%
B-2	[1.60]%	[4.60]%	[9.20]%
B-3	[0.00]%	[3.00]%	[6.00]%

* Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.
** On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [6.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in November 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [48.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [16.5%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
November 2004 – October 2007	N/A
November 2007 – October 2008	6.25% for the first month, plus an additional 1/12th of 2.50% for each month thereafter
November 2008 – October 2009	8.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2009 – October 2010	9.50% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
November 2010 – October 2011	10.00% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
November 2011 and thereafter	10.50%

Registration:

The Offered Certificates, other than the Class A-R Certificates and the Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class B-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
7. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in January 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class B-3 Certificates until the Class Principal Balance of such class has been reduced to zero; and
8. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in January 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class B-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-3 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
8. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class B-3 Certificates, any unpaid realized loss amounts for such Class;
9. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
10. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (10).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.90	2.59	1.76	1.14	0.91	0.61
First Pay (Months)	11/04	11/04	11/04	11/04	11/04	11/04
Last Pay (Months)	06/17	05/13	01/11	10/07	02/07	05/06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.66	4.82	4.68	2.67	1.76
First Pay (Months)	10/08	01/08	07/08	10/07	02/07	05/06
Last Pay (Months)	06/17	05/13	01/11	08/09	10/07	10/06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.64	4.49	4.25	3.82	2.26
First Pay (Months)	10/08	12/07	03/08	06/08	10/07	10/06
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.38	3.88	3.78	2.49
First Pay (Months)	10/08	11/07	01/08	03/08	05/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.34	3.77	3.58	2.49
First Pay (Months)	10/08	11/07	12/07	01/08	03/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.32	3.71	3.45	2.49
First Pay (Months)	10/08	11/07	12/07	12/07	01/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.02	2.78	1.92	1.14	0.91	0.61
First Pay (Months)	11/04	11/04	11/04	11/04	11/04	11/04
Last Pay (Months)	04/22	07/19	11/18	10/07	02/07	05/06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	6.24	5.29	6.24	2.67	1.76
First Pay (Months)	10/08	01/08	07/08	10/07	02/07	05/06
Last Pay (Months)	11/19	06/19	01/17	09/15	10/07	10/06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	6.20	4.92	4.58	5.55	2.26
First Pay (Months)	10/08	12/07	03/08	06/08	10/07	10/06
Last Pay (Months)	07/19	06/19	12/15	06/13	06/13	05/07

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.72	6.11	4.74	4.15	4.07	2.79
First Pay (Months)	10/08	11/07	01/08	03/08	05/08	04/07
Last Pay (Months)	07/19	01/18	07/14	05/12	10/10	07/10

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.72	6.01	4.63	3.99	3.75	4.79
First Pay (Months)	10/08	11/07	12/07	01/08	03/08	12/08
Last Pay (Months)	06/19	08/16	06/13	06/11	02/10	07/10

B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.68	5.87	4.50	3.84	3.56	3.86
First Pay (Months)	10/08	11/07	12/07	12/07	01/08	05/08
Last Pay (Months)	06/19	07/15	09/12	11/10	09/09	12/08

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored)

Period	Net Funds Cap	Period	Net Funds Cap
1	9.46%	61	8.25%
2	8.51%	62	8.52%
3	8.24%	63	8.25%
4	8.24%	64	8.25%
5	9.12%	65	9.13%
6	8.24%	66	8.25%
7	8.51%	67	8.52%
8	8.24%	68	8.25%
9	8.51%	69	8.53%
10	8.24%	70	8.25%
11	8.24%	71	8.25%
12	8.51%	72	8.53%
13	8.24%	73	8.25%
14	8.52%	74	8.53%
15	8.24%	75	8.25%
16	8.24%	76	8.25%
17	9.12%	77	9.14%
18	8.24%	78	8.25%
19	8.52%	79	8.53%
20	8.24%	80	8.25%
21	8.52%	81	8.53%
22	8.24%	82	8.25%
23	8.24%	83	8.25%
24	8.52%	84	8.53%
25	8.24%	85	8.25%
26	8.52%	86	8.53%
27	8.24%	87	8.25%
28	8.24%	88	8.25%
29	9.13%	89	8.82%
30	8.24%	90	8.26%
31	8.52%	91	8.53%
32	8.24%	92	8.26%
33	8.52%	93	8.53%
34	8.24%	94	8.26%
35	8.24%	95	8.26%
36	8.52%	96	8.53%
37	8.24%	97	8.26%
38	8.52%	98	8.53%
39	8.24%	99	8.26%
40	8.24%	100	8.26%
41	8.81%	101	9.14%
42	8.24%	102	8.26%
43	8.52%	103	8.53%
44	8.25%	104	8.26%
45	8.52%	105	8.53%
46	8.25%	106	8.26%
47	8.25%	107	8.26%
48	8.52%	108	8.53%
49	8.25%	109	8.26%
50	8.52%	110	8.53%
51	8.25%	111	8.26%
52	8.25%	112	8.26%
53	9.13%	113	9.15%
54	8.25%	114	8.26%
55	8.52%	115	8.54%
56	8.25%	116	8.26%
57	8.52%	117	8.54%
58	8.25%	118	8.26%
59	8.25%	119	8.26%
60	8.52%	120	8.54%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840%	6.21%	61	4.884%	3.19%
2	1.948%	5.89%	62	4.877%	3.35%
3	2.147%	5.63%	63	4.911%	3.17%
4	2.249%	5.53%	64	4.947%	3.14%
5	2.345%	5.70%	65	4.978%	3.56%
6	2.444%	5.36%	66	5.010%	3.09%
7	2.509%	5.39%	67	5.040%	3.21%
8	2.610%	5.21%	68	5.071%	3.04%
9	2.694%	5.24%	69	5.104%	3.16%
10	2.752%	5.09%	70	5.139%	2.98%
11	2.834%	5.01%	71	5.173%	2.95%
12	2.920%	5.02%	72	5.208%	3.08%
13	2.978%	4.87%	73	5.117%	3.00%
14	3.058%	4.89%	74	5.108%	3.16%
15	3.144%	4.71%	75	5.138%	2.98%
16	3.236%	4.62%	76	5.168%	2.58%
17	3.319%	4.86%	77	5.196%	3.05%
18	3.385%	4.48%	78	5.224%	2.53%
19	3.442%	4.53%	79	5.248%	2.68%
20	3.516%	4.35%	80	5.275%	2.49%
21	3.588%	4.40%	81	5.306%	2.63%
22	3.613%	4.26%	82	5.336%	2.45%
23	3.685%	4.19%	83	5.363%	2.44%
24	3.748%	4.25%	84	5.394%	2.60%
25	3.758%	4.12%	85	5.296%	2.52%
26	3.828%	4.18%	86	5.275%	2.72%
27	3.881%	4.01%	87	5.302%	2.55%
28	3.890%	4.00%	88	5.327%	2.55%
29	3.952%	4.30%	89	5.353%	2.88%
30	4.000%	3.90%	90	5.377%	2.54%
31	4.005%	4.02%	91	5.414%	2.70%
32	4.061%	3.85%	92	5.444%	2.52%
33	4.107%	3.93%	93	5.470%	2.69%
34	4.101%	3.81%	94	5.495%	2.52%
35	4.157%	3.77%	95	5.522%	2.52%
36	4.199%	3.85%	96	5.548%	2.69%
37	4.208%	3.72%	97	5.489%	2.58%
38	4.260%	3.65%	98	5.478%	2.78%
39	4.300%	3.52%	99	5.501%	2.61%
40	4.318%	3.52%	100	5.526%	2.61%
41	4.363%	3.77%	101	5.547%	3.14%
42	4.399%	3.47%	102	5.568%	2.62%
43	4.404%	3.62%	103	5.588%	2.81%
44	4.452%	3.46%	104	5.611%	2.63%
45	4.484%	3.58%	105	5.634%	2.82%
46	4.491%	3.45%	106	5.655%	2.65%
47	4.534%	3.42%	107	5.679%	2.65%
48	4.568%	3.54%	108	5.702%	2.84%
49	4.581%	3.39%	109	5.633%	2.74%
50	4.624%	3.50%	110	5.615%	2.96%
51	4.657%	3.34%	111	5.636%	2.80%
52	4.686%	3.32%	112	5.658%	2.81%
53	4.728%	3.72%	113	5.678%	3.36%
54	4.755%	3.27%	114	5.696%	2.84%
55	4.768%	3.41%	115	5.713%	3.04%
56	4.808%	3.24%	116	5.733%	2.88%
57	4.839%	3.37%	117	5.754%	3.08%
58	4.860%	3.21%	118	5.773%	2.92%
59	4.900%	3.18%	119	5.794%	2.95%
60	4.937%	3.30%	120	5.815%	3.16%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	12.5%	26.66%	6.29
M-2	8.9%	20.25%	7.32
B-1	7.5%	17.52%	9.40
B-2	6.8%	16.10%	10.98
B-3	6.2%	14.85%	10.86

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 8/31/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

Total Number of Loans		6,083		
Total Outstanding Loan Balance	$	301,499,607.22	Min	Max
Average Loan Current Balance	$	49,564.30	$ 1,890.83	$ 347,507.17
Weighted Average Combined LTV		95.03%	17.24%	100.00%
Weighted Average Coupon		9.68%	5.75%	15.25%
Weighted Average FICO (Non-Zero)		698		
Weighted Average Age (Months)		4		
% Prepayment Penalties		33.88%		
% Balloons		75.25%		
% Second Liens		97.71%		

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,330	$ 24,952,357.92	8.28	694	93.56	9.99	64.57
25,000.01 - 50,000.00	2,477	$ 90,345,742.08	29.97	694	95.29	9.71	85.23
50,000.01 - 75,000.00	1,344	$ 83,122,393.75	27.57	694	95.23	9.65	89.62
75,000.01 - 100,000.00	496	$ 43,271,480.34	14.35	699	95.06	9.54	88.18
100,000.01 - 125,000.00	213	$ 23,736,149.82	7.87	706	96.36	9.59	91.55
125,000.01 - 150,000.00	111	$ 15,208,919.09	5.04	702	95.46	9.82	88.69
150,000.01 - 175,000.00	47	$ 7,708,064.97	2.56	718	95.70	9.67	81.02
175,000.01 - 200,000.00	57	$ 10,935,552.96	3.63	719	90.88	9.57	95.06
200,000.01 - 225,000.00	2	$ 419,875.58	0.14	787	98.48	7.88	-
225,000.01 - 250,000.00	1	$ 236,181.04	0.08	680	100.00	8.00	-
275,000.01 - 300,000.00	1	$ 293,662.15	0.10	681	100.00	7.88	100.00
300,000.01 - 325,000.00	2	$ 591,825.81	0.20	673	80.00	10.41	100.00
325,000.01 - 350,000.00	2	$ 677,401.71	0.22	666	97.57	9.58	100.00
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,339	$ 25,146,569.36	8.34	694	93.54	10.00	64.75
25,000.01 - 50,000.00	2,473	$ 90,362,774.35	29.97	694	95.29	9.71	85.19
50,000.01 - 75,000.00	1,340	$ 82,933,106.54	27.51	694	95.24	9.65	89.65
75,000.01 - 100,000.00	497	$ 43,364,076.02	14.38	699	95.02	9.55	87.99
100,000.01 - 125,000.00	211	$ 23,621,597.64	7.83	706	96.45	9.57	91.99
125,000.01 - 150,000.00	111	$ 15,208,919.09	5.04	702	95.46	9.82	88.69
150,000.01 - 175,000.00	47	$ 7,708,064.97	2.56	718	95.70	9.67	81.02
175,000.01 - 200,000.00	57	$ 10,935,552.96	3.63	719	90.88	9.57	95.06
200,000.01 - 225,000.00	2	$ 419,875.58	0.14	787	98.48	7.88	-
225,000.01 - 250,000.00	1	$ 236,181.04	0.08	680	100.00	8.00	-
250,000.01 - 275,000.00	1	$ 274,974.79	0.09	675	80.00	9.88	100.00
275,000.01 - 300,000.00	1	$ 293,662.15	0.10	681	100.00	7.88	100.00
300,000.01 - 325,000.00	1	$ 316,851.02	0.11	671	80.00	10.88	100.00
325,000.01 - 350,000.00	2	$ 677,401.71	0.22	666	97.57	9.58	100.00
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
571 - 575	3	$	51,876.71	0.02	562	95.00	12.33	100.00
576 - 600	9	$	354,826.46	0.12	599	99.79	10.46	100.00
601 - 625	288	$	12,674,744.25	4.20	617	97.35	10.38	98.96
626 - 650	800	$	36,102,562.28	11.97	639	95.01	10.48	96.05
651 - 675	1,167	$	56,518,464.66	18.75	664	94.74	10.11	92.32
676 - 700	1,155	$	60,293,457.70	20.00	688	95.29	9.77	87.04
701 - 725	1,005	$	51,021,546.02	16.92	712	95.14	9.44	84.17
726 - 750	748	$	38,454,324.78	12.75	738	95.42	9.22	79.01
751 - 775	571	$	29,331,471.36	9.73	762	94.36	8.91	72.87
776 - 800	304	$	15,243,052.49	5.06	786	93.09	8.79	71.77
801 - 825	32	$	1,410,280.51	0.47	805	93.86	8.23	87.31
826 - 850	1	$	43,000.00	0.01	834	100.00	9.00	100.00
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	1	$	6,806.18	-	784	23.97	7.25	100.00
61 - 120	13	$	475,623.45	0.16	666	92.26	10.54	100.00
121 - 180	5,238	$	256,538,776.23	85.09	698	95.15	9.72	86.94
181 - 240	339	$	14,394,149.39	4.77	678	95.21	10.20	92.73
301 - 360	492	$	30,084,251.97	9.98	709	93.98	9.09	74.21
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	2	$	8,697.01	-	753	36.91	8.16	100.00
61 - 120	17	$	563,736.86	0.19	668	90.57	10.79	100.00
121 - 180	5,234	$	256,493,113.77	85.07	698	95.15	9.72	86.94
181 - 240	338	$	14,349,807.61	4.76	678	95.24	10.20	92.71
301 - 360	492	$	30,084,251.97	9.98	709	93.98	9.09	74.21
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Property Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	578	$	35,165,164.51	11.66	710	93.25	9.87	68.93
Condominium	438	$	19,414,868.94	6.44	699	95.65	9.95	85.15
Co-op	2	$	76,435.66	0.03	653	90.00	9.75	100.00
Manufactured Housing	4	$	103,749.35	0.03	682	87.27	11.76	100.00
PUD	1,380	$	64,884,273.14	21.52	697	95.89	9.81	85.28
Single Family Residence	3,681	$	181,855,115.62	60.32	696	95.01	9.57	89.58
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

HEMT HOME EQUITY MORTGAGE TRUST 2004-5

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	985	$ 36,457,987.20	12.09	722	91.79	10.13	-
Primary	4,940	$ 259,192,783.43	85.97	694	95.57	9.62	100.00
Secondary	158	$ 5,848,836.59	1.94	724	91.45	9.63	-
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	4	$ 161,636.73	0.05	641	93.84	11.93	100.00
Home Improvement	4	$ 63,317.41	0.02	698	74.27	11.85	100.00
Purchase	4,947	$ 248,428,562.18	82.40	702	96.45	9.74	84.38
Refinance - Cashout	898	$ 44,748,153.55	14.84	679	88.10	9.40	94.21
Refinance - Rate Term	230	$ 8,097,937.35	2.69	684	89.86	9.23	88.79
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Combined LTV -	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
10.01 - 20.00	4	$ 137,400.00	0.05	729	18.92	7.45	72.78
20.01 - 30.00	3	$ 166,488.11	0.06	713	29.75	11.97	68.51
30.01 - 40.00	4	$ 236,371.75	0.08	727	36.48	7.29	100.00
40.01 - 50.00	5	$ 200,664.23	0.07	761	42.48	6.65	100.00
50.01 - 60.00	20	$ 897,561.47	0.30	713	54.69	7.81	100.00
60.01 - 70.00	53	$ 3,223,008.19	1.07	702	65.38	8.02	97.74
70.01 - 80.00	192	$ 12,836,046.01	4.26	697	77.51	8.37	82.15
80.01 - 90.00	1,539	$ 63,343,896.90	21.01	699	88.99	9.39	64.76
90.01 - 95.00	1,230	$ 56,779,262.47	18.83	709	94.78	9.74	80.13
95.01 - 100.00	3,033	$ 163,678,908.09	54.29	693	99.91	9.92	96.18
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	1,593	$ 111,101,752.50	36.85	698	94.83	9.68	90.59
Nevada	811	$ 34,881,562.09	11.57	705	95.72	9.88	76.28
New York	350	$ 22,521,709.60	7.47	704	90.36	9.03	88.36
Arizona	566	$ 18,143,819.29	6.02	695	96.42	9.71	77.98
Maryland	239	$ 12,223,992.94	4.05	692	96.95	10.04	95.24
New Jersey	239	$ 11,753,566.85	3.90	698	91.15	9.45	90.10
Florida	295	$ 11,432,646.32	3.79	681	94.56	10.11	80.25
Texas	321	$ 11,169,799.79	3.70	705	97.88	9.55	76.37
Virginia	178	$ 9,140,853.97	3.03	692	96.70	10.16	93.99
Colorado	139	$ 5,923,121.06	1.96	684	95.76	9.61	94.53
Illinois	127	$ 5,515,906.63	1.83	699	96.26	9.52	82.73
Washington	135	$ 5,475,277.44	1.82	689	97.66	9.84	91.42
Massachusetts	78	$ 5,040,287.85	1.67	697	92.12	9.26	90.21
Pennsylvania	120	$ 4,681,309.97	1.55	711	94.13	9.10	93.95
Oregon	111	$ 3,961,533.64	1.31	695	96.14	9.91	90.69
Other	781	$ 28,532,467.28	9.46	693	96.68	9.73	75.91
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Documentation Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full	2,131	$	91,210,587.30	30.25	687	95.34	9.10	87.39
Full/Alt	113	$	10,636,542.78	3.53	710	99.75	8.88	61.59
NINA	310	$	15,313,310.67	5.08	719	89.55	10.46	92.94
Reduced	2,962	$	154,594,961.73	51.28	701	95.33	9.93	85.77
Stated/Stated	567	$	29,744,204.74	9.87	697	93.64	10.03	87.80
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	34	$	1,658,795.07	0.55	762	74.34	5.98	100.00
6.001 - 6.500	124	$	5,276,745.85	1.75	738	86.26	6.41	99.15
6.501 - 7.000	258	$	11,629,022.89	3.86	728	90.34	6.87	95.83
7.001 - 7.500	284	$	14,112,016.03	4.68	722	91.31	7.37	93.16
7.501 - 8.000	422	$	21,989,020.80	7.29	720	93.42	7.85	79.43
8.001 - 8.500	395	$	20,670,938.35	6.86	707	93.97	8.36	85.77
8.501 - 9.000	554	$	28,719,288.32	9.53	709	95.07	8.84	88.52
9.001 - 9.500	477	$	26,174,257.16	8.68	699	95.53	9.36	91.60
9.501 - 10.000	1,097	$	57,406,525.22	19.04	690	96.20	9.85	86.24
10.001 - 10.500	598	$	30,129,025.17	9.99	684	96.77	10.33	88.16
10.501 - 11.000	596	$	30,579,008.25	10.14	689	96.03	10.87	82.09
11.001 - 11.500	248	$	12,258,205.65	4.07	684	96.69	11.34	85.79
11.501 - 12.000	623	$	27,431,387.17	9.10	682	96.58	11.91	75.96
12.001 - 12.500	251	$	10,075,391.86	3.34	681	96.15	12.45	77.36
12.501 - 13.000	29	$	762,262.80	0.25	656	95.00	12.85	86.66
13.001 - 13.500	36	$	1,098,104.43	0.36	657	96.98	13.31	95.54
13.501 - 14.000	26	$	705,014.09	0.23	653	97.34	13.91	95.51
14.001 - 14.500	24	$	585,267.11	0.19	663	97.61	14.42	81.70
14.501 - 15.000	6	$	207,291.32	0.07	642	100.00	14.85	100.00
15.001 - 15.500	1	$	32,039.68	0.01	679	99.11	15.25	100.00
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	4,198	$	199,350,655.20	66.12	702	94.27	9.61	83.17
3	22	$	1,665,603.45	0.55	700	94.93	10.24	88.44
4	2	$	118,546.06	0.04	706	100.00	9.47	100.00
6	59	$	4,075,725.79	1.35	694	92.25	10.67	72.96
12	387	$	28,517,309.24	9.46	706	95.46	9.49	90.97
15	1	$	58,972.71	0.02	661	100.00	9.79	100.00
24	767	$	40,251,766.09	13.35	677	97.95	9.98	93.43
36	519	$	23,147,797.03	7.68	684	96.36	9.84	94.44
60	128	$	4,313,231.65	1.43	702	95.59	9.49	77.98
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	60	$ 6,918,357.34	2.29	736	99.85	7.93	13.08
2	6,023	$ 294,581,249.88	97.71	697	94.92	9.72	87.68
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

DERIVED INFORMATION [10/06/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-5

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss
M-2	50	Fwd	6.1	79,003,818.22 (25.49%)
M-2	100	Fwd	9.0	63,361,325.87 (20.44%)
M-2	150	Fwd	11.9	54,049,576.85 (17.44%)
M-2	50	Fwd + 200	4.5	61,655,007.57 (19.89%)
M-2	100	Fwd + 200	7.1	51,809,953.40 (16.71%)
M-2	150	Fwd + 200	10.1	46,756,300.67 (15.08%)

EXCESS SPREAD

Assumptions:

Prepay	100 PPC
Loss	6 CDR
LIBOR	forward LIBOR + 200

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840	6.26%	61	4.884	1.25%
2	1.948	4.07%	62	4.877	1.42%
3	2.147	3.76%	63	4.911	1.25%
4	2.249	3.67%	64	4.947	1.24%
5	2.345	4.02%	65	4.978	1.74%
6	2.444	3.51%	66	5.010	1.00%
7	2.509	3.60%	67	5.040	1.03%
8	2.610	3.36%	68	5.071	1.05%
9	2.694	3.43%	69	5.104	1.08%
10	2.752	3.21%	70	5.139	1.11%
11	2.834	3.13%	71	5.173	1.14%
12	2.920	3.21%	72	5.208	1.17%
13	2.978	2.99%	73	5.117	1.20%
14	3.058	3.07%	74	5.108	1.23%
15	3.144	2.82%	75	5.138	1.27%
16	3.236	2.73%	76	5.168	1.30%
17	3.319	3.15%	77	5.196	1.46%
18	3.385	2.58%	78	5.224	1.38%
19	3.442	2.69%	79	5.248	1.42%
20	3.516	2.45%	80	5.275	1.46%
21	3.588	2.55%	81	5.306	1.51%
22	3.613	2.35%	82	5.336	1.55%
23	3.685	2.27%	83	5.363	1.60%
24	3.748	2.38%	84	5.394	1.65%
25	3.758	2.19%	85	5.296	1.70%
26	3.828	2.29%	86	5.275	1.75%
27	3.881	2.06%	87	5.302	1.81%
28	3.890	2.04%	88	5.327	1.86%
29	3.952	2.51%	89	5.353	1.92%
30	4.000	1.92%	90	5.377	1.98%
31	4.005	2.08%	91	5.414	2.05%
32	4.061	1.84%	92	5.444	2.12%
33	4.107	1.97%	93	5.470	2.18%
34	4.101	1.78%	94	5.495	2.26%
35	4.157	1.72%	95	5.522	2.33%
36	4.199	1.84%	96	5.548	2.41%
37	4.208	1.64%	97	5.489	2.48%
38	4.260	1.77%	98	5.478	2.48%
39	4.300	1.55%	99	5.501	2.48%
40	4.318	1.53%	100	5.526	2.48%
41	4.363	1.65%	101	5.547	2.48%
42	4.399	1.47%	102	5.568	2.48%
43	4.404	1.64%	103	5.588	2.48%
44	4.452	1.43%	104	5.611	2.48%
45	4.484	1.59%	105	5.634	2.48%
46	4.491	1.40%	106	5.655	2.48%
47	4.534	1.38%	107	5.679	2.48%
48	4.568	1.54%	108	5.702	2.48%
49	4.581	1.36%	109	5.633	2.48%
50	4.624	1.51%	110	5.615	2.48%
51	4.657	1.32%	111	5.636	2.48%
52	4.686	1.31%	112	5.658	2.49%
53	4.728	1.82%	113	5.678	2.49%
54	4.755	1.28%	114	5.696	2.49%
55	4.768	1.45%	115	5.713	2.49%
56	4.808	1.26%	116	5.733	2.49%
57	4.839	1.42%	117	5.754	2.49%
58	4.860	1.24%	118	5.773	2.49%
59	4.900	1.22%	119	5.794	2.49%
60	4.937	1.37%	120	5.815	2.49%

EXCESS SPREAD

Assumptions:

Prepay	100 PPC
Loss	6 CDR
LIBOR	forward LIBOR

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840	6.26%	61	4.884	3.36%
2	1.948	5.94%	62	4.877	3.44%
3	2.147	5.68%	63	4.911	3.39%
4	2.249	5.58%	64	4.947	3.40%
5	2.345	5.75%	65	4.978	3.55%
6	2.444	5.41%	66	5.010	3.01%
7	2.509	5.44%	67	5.040	3.07%
8	2.610	5.25%	68	5.071	3.05%
9	2.694	5.26%	69	5.104	3.10%
10	2.752	5.11%	70	5.139	3.10%
11	2.834	5.03%	71	5.173	3.14%
12	2.920	5.04%	72	5.208	3.18%
13	2.978	4.89%	73	5.117	3.20%
14	3.058	4.91%	74	5.108	3.20%
15	3.144	4.73%	75	5.138	3.21%
16	3.236	4.64%	76	5.168	3.22%
17	3.319	4.88%	77	5.196	3.22%
18	3.385	4.50%	78	5.224	3.23%
19	3.442	4.56%	79	5.248	3.23%
20	3.516	4.38%	80	5.275	3.24%
21	3.588	4.42%	81	5.306	3.25%
22	3.613	4.28%	82	5.336	3.26%
23	3.685	4.22%	83	5.363	3.26%
24	3.748	4.27%	84	5.394	3.27%
25	3.758	4.14%	85	5.296	3.28%
26	3.828	4.19%	86	5.275	3.29%
27	3.881	4.03%	87	5.302	3.30%
28	3.890	4.02%	88	5.327	3.31%
29	3.952	4.30%	89	5.353	3.32%
30	4.000	3.92%	90	5.377	3.33%
31	4.005	4.02%	91	5.414	3.35%
32	4.061	3.86%	92	5.444	3.38%
33	4.107	3.93%	93	5.470	3.40%
34	4.101	3.82%	94	5.495	3.42%
35	4.157	3.77%	95	5.522	3.45%
36	4.199	3.85%	96	5.548	3.48%
37	4.208	3.72%	97	5.489	3.50%
38	4.260	3.80%	98	5.478	3.53%
39	4.300	3.67%	99	5.501	3.56%
40	4.318	3.65%	100	5.526	3.59%
41	4.363	3.83%	101	5.547	3.63%
42	4.399	3.58%	102	5.568	3.66%
43	4.404	3.68%	103	5.588	3.69%
44	4.452	3.53%	104	5.611	3.73%
45	4.484	3.61%	105	5.634	3.79%
46	4.491	3.50%	106	5.655	3.87%
47	4.534	3.47%	107	5.679	3.94%
48	4.568	3.54%	108	5.702	4.02%
49	4.581	3.43%	109	5.633	4.11%
50	4.624	3.50%	110	5.615	4.20%
51	4.657	3.38%	111	5.636	4.29%
52	4.686	3.36%	112	5.658	4.39%
53	4.728	3.60%	113	5.678	4.49%
54	4.755	3.31%	114	5.696	4.59%
55	4.768	3.40%	115	5.713	4.70%
56	4.808	3.31%	116	5.733	4.82%
57	4.839	3.39%	117	5.754	4.94%
58	4.860	3.32%	118	5.773	5.06%
59	4.900	3.32%	119	5.794	5.19%
60	4.937	3.39%	120	5.815	5.33%

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB FIXED INCOME RESIDENTIAL
HEMT 2004-5
PRELIM POOL

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
551 - 600	0.13	0.00	0.00	0.00	0.13	33,891.93	99.18
601 - 650	9.23	5.52	1.17	0.26	16.18	44,832.08	95.62
651 - 700	10.96	21.66	4.54	1.58	38.74	50,306.60	95.03
701 - 750	7.80	16.91	3.08	1.89	29.68	51,041.57	95.26
751 - 800	5.45	7.01	0.97	1.35	14.78	50,942.31	93.92
801 - 850	0.21	0.17	0.09	0.00	0.48	44,038.80	94.04
Total:	**33.78**	**51.28**	**9.87**	**5.08**	**100.00**	**49,564.30**	**95.03**

Comb. LTV & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.02	0.02	0.10	0.10	0.00	0.25	46,307.76	8.20
50.01 - 55.00	0.00	0.00	0.00	0.02	0.01	0.06	0.06	0.00	0.16	60,217.48	7.81
55.01 - 60.00	0.00	0.00	0.00	0.04	0.04	0.02	0.03	0.00	0.14	34,651.81	7.81
60.01 - 65.00	0.00	0.00	0.00	0.09	0.14	0.23	0.02	0.00	0.48	66,218.02	8.16
65.01 - 70.00	0.00	0.00	0.00	0.09	0.23	0.10	0.16	0.00	0.59	56,974.57	7.91
70.01 - 75.00	0.00	0.00	0.00	0.24	0.40	0.20	0.16	0.01	1.01	63,396.78	7.97
75.01 - 80.00	0.00	0.00	0.00	0.59	1.24	0.79	0.58	0.04	3.25	68,006.95	8.50
80.01 - 85.00	0.00	0.00	0.00	0.60	1.21	0.49	0.33	0.01	2.64	45,449.67	9.29
85.01 - 90.00	0.00	0.00	0.00	2.07	8.03	4.99	3.15	0.12	18.37	40,608.65	9.41
90.01 - 95.00	0.00	0.00	0.02	1.66	6.75	6.76	3.55	0.10	18.83	46,162.00	9.74
95.01 - 100.00	0.00	0.00	0.12	10.75	20.67	15.92	6.63	0.21	54.29	53,966.01	9.92
Total:	**0.00**	**0.00**	**0.13**	**16.18**	**38.74**	**29.68**	**14.78**	**0.48**	**100.00**	**49,564.30**	**9.68**

Balance & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC
0.01 - 50,000.00	0.00	0.00	0.08	7.50	14.50	10.84	5.16	0.24	38.31	94.91	9.77
50,000.01 - 100,000.00	0.00	0.00	0.02	6.92	16.89	12.20	5.73	0.12	41.89	95.17	9.61
100,000.01 - 150,000.00	0.00	0.00	0.04	1.54	4.71	4.27	2.22	0.11	12.88	96.06	9.67
150,000.01 - 200,000.00	0.00	0.00	0.00	0.23	2.05	2.37	1.54	0.00	6.18	92.87	9.61
200,000.01 - 250,000.00	0.00	0.00	0.00	0.00	0.08	0.00	0.14	0.00	0.22	99.03	7.92
250,000.01 - 300,000.00	0.00	0.00	0.00	0.00	0.19	0.00	0.00	0.00	0.19	90.33	8.84
300,000.01 - 350,000.00	0.00	0.00	0.00	0.00	0.33	0.00	0.00	0.00	0.33	91.97	9.99
Total:	**0.00**	**0.00**	**0.13**	**16.18**	**38.74**	**29.68**	**14.78**	**0.48**	**100.00**	**95.03**	**9.68**

PPM & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.00	0.00	0.04	9.16	24.60	20.38	11.59	0.34	66.12	94.27	9.61	47,487.05
3	0.00	0.00	0.00	0.06	0.25	0.13	0.11	0.00	0.55	94.93	10.24	75,709.25
4	0.00	0.00	0.00	0.00	0.01	0.03	0.00	0.00	0.04	100.00	9.47	59,273.03
6	0.00	0.00	0.00	0.07	0.86	0.29	0.13	0.00	1.35	92.25	10.67	69,080.10
12	0.00	0.00	0.00	0.64	3.83	3.67	1.28	0.04	9.46	95.46	9.49	73,688.14
15	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.00	0.02	100.00	9.79	58,972.71
24	0.00	0.00	0.09	4.04	5.52	2.70	0.98	0.01	13.35	97.95	9.98	52,479.49
36	0.00	0.00	0.00	2.02	3.12	1.96	0.50	0.08	7.68	96.36	9.84	44,600.76
60	0.00	0.00	0.00	0.18	0.54	0.51	0.19	0.00	1.43	95.59	9.49	33,697.12
Total:	**0.00**	**0.00**	**0.13**	**16.18**	**38.74**	**29.68**	**14.78**	**0.48**	**100.00**	**95.03**	**9.68**	**49,564.30**

RATES & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
5.51 - 6.00	0.00	0.00	0.00	0.01	0.03	0.09	0.40	0.02	0.55	74.34	5.98	48,788.09
6.01 - 6.50	0.00	0.00	0.00	0.00	0.31	0.75	0.69	0.00	1.75	86.26	6.41	42,554.40
6.51 - 7.00	0.00	0.00	0.00	0.11	0.91	1.59	1.11	0.14	3.86	90.34	6.87	45,073.73
7.01 - 7.50	0.00	0.00	0.00	0.20	1.41	1.82	1.20	0.05	4.68	91.31	7.37	49,690.20
7.51 - 8.00	0.00	0.00	0.00	0.34	2.29	2.47	2.16	0.03	7.29	93.42	7.85	52,106.68
8.01 - 8.50	0.00	0.00	0.00	0.77	2.11	2.73	1.20	0.03	6.86	93.97	8.36	52,331.49
8.51 - 9.00	0.00	0.00	0.00	0.82	3.24	3.67	1.74	0.06	9.53	95.07	8.84	51,839.87
9.01 - 9.50	0.00	0.00	0.04	1.02	3.57	2.81	1.17	0.07	8.68	95.53	9.36	54,872.66
9.51 - 10.00	0.00	0.00	0.00	3.61	8.49	4.88	2.00	0.06	19.04	96.20	9.85	52,330.47
10.01 - 10.50	0.00	0.00	0.03	2.52	4.06	2.56	0.82	0.01	9.99	96.77	10.33	50,382.99
10.51 - 11.00	0.00	0.00	0.03	2.02	4.51	2.73	0.84	0.01	10.14	96.03	10.87	51,307.06
11.01 - 11.50	0.00	0.00	0.00	0.99	1.77	0.90	0.40	0.00	4.07	96.69	11.34	49,428.25
11.51 - 12.00	0.00	0.00	0.03	2.37	3.99	1.96	0.75	0.00	9.10	96.58	11.91	44,031.12
12.01 - 12.50	0.00	0.00	0.00	0.84	1.56	0.64	0.31	0.00	3.34	96.15	12.45	40,141.00
12.51 - 13.00	0.00	0.00	0.00	0.09	0.13	0.02	0.00	0.00	0.25	95.00	12.85	26,284.92
13.01 - 13.50	0.00	0.00	0.01	0.20	0.12	0.04	0.00	0.00	0.36	96.98	13.31	30,502.90
13.51 - 14.00	0.00	0.00	0.00	0.11	0.10	0.02	0.00	0.00	0.23	97.34	13.91	27,115.93
14.01 - 14.50	0.00	0.00	0.00	0.08	0.11	0.01	0.01	0.00	0.19	97.61	14.42	24,386.13
14.51 - 15.00	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.00	0.07	100.00	14.85	34,548.55
15.01 - 15.50	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.01	99.11	15.25	32,039.68
Total:	**0.00**	**0.00**	**0.13**	**16.18**	**38.74**	**29.68**	**14.78**	**0.48**	**100.00**	**95.03**	**9.68**	**49,564.30**

RATES & CBLTV	CBLTV below 70	CBLTV 70 80	CBLTV 81 - 90	CBLTV 91 - 100	Total	WA FICO	Avergage Scheduled Balance
5.51 - 6.00	0.24	0.07	0.08	0.15	0.55	762	48,788.09
6.01 - 6.50	0.23	0.23	0.57	0.69	1.75	738	42,554.40
6.51 - 7.00	0.06	0.78	1.06	1.96	3.86	728	45,073.73
7.01 - 7.50	0.21	0.58	1.22	2.64	4.68	722	49,690.20
7.51 - 8.00	0.18	0.57	1.85	4.66	7.29	720	52,106.68
8.01 - 8.50	0.14	0.31	2.02	4.38	6.86	707	52,331.49
8.51 - 9.00	0.11	0.42	2.07	6.92	9.53	709	51,839.87
9.01 - 9.50	0.13	0.32	1.73	6.45	8.68	699	54,872.66
9.51 - 10.00	0.07	0.42	3.89	14.64	19.04	690	52,330.47
10.01 - 10.50	0.04	0.13	1.74	8.08	9.99	684	50,382.99
10.51 - 11.00	0.07	0.35	1.94	7.71	10.14	689	51,307.06
11.01 - 11.50	0.03	0.01	0.61	3.42	4.07	684	49,428.25
11.51 - 12.00	0.02	0.07	1.44	7.55	9.10	682	44,031.12
12.01 - 12.50	0.04	0.01	0.53	2.77	3.34	681	40,141.00
12.51 - 13.00	0.00	0.03	0.03	0.19	0.25	656	26,284.92
13.01 - 13.50	0.00	0.00	0.06	0.31	0.36	657	30,502.90
13.51 - 14.00	0.01	0.00	0.00	0.22	0.23	653	27,115.93
14.01 - 14.50	0.00	0.00	0.01	0.18	0.19	663	24,386.13
14.51 - 15.00	0.00	0.00	0.00	0.07	0.07	642	34,548.55
15.01 - 15.50	0.00	0.00	0.00	0.01	0.01	679	32,039.68
Total:	**1.57**	**4.30**	**20.86**	**72.99**	**100.00**	**698**	**49,564.30**

DERIVED INFORMATION [10/04/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[310,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2004-5

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[244,125,000]	Senior/Adj	LIBOR+[]%	1.8	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[25,110,000]	Mezzanine/Adj	LIBOR + []%	4.8	AA/Aa2
M-2	[20,770,000]	Mezzanine/Adj	LIBOR + []%	4.5	A/A2
B-1	[10,075,000]	Subordinate/Fixed	[]%	4.4	BBB+/Baa1
B-2	[4,960,000]	Subordinate/Fixed	[]%	4.3	BBB/Baa2
B-3	[4,960,000]	Subordinate/Fixed	[]%	4.3	BBB-/Baa3
Total	[310,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Credit Risk Manager:	The MurrayHill Company
Credit Insurance Provider:	Old Republic Insurance Company
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregated principal balances of the covered loans as of the Cut-Off Date subject to certain limitations. Approximately 48.34% of the initial mortgage loans are covered under the policy and the remaining 51.66% of initial the mortgage loans are not covered under the policy.
Cut-off Date:	October 1, 2004 for the initial mortgage loans.
Deal Settlement:	On or about October 28, 2004
Investor Settlement:	On or about October 29, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in November 2004.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R Certificate and the Class A-RL Certificates and 24 days with respect to the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes a constant prepayment of 30.0% CPR.
Prefunding Amount:	[$8,500,392]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class B-1, Class B-2, and Class B-3 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through margin on the Offered Certificates other than the Class A-R Certificates, the Class A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1 and the Class M-2 Certificates , and the pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 50 basis points.
Pass-through Rate:	For the offered Certificates other than the Class A-R Certificates, the A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class B-1 Certificates, the lesser of [ ] and the Net Funds Cap. For the Class B-2 Certificates, the lesser of [ ] and the Net Funds Cap. For the Class B-3 Certificates, the lesser of [ ] and the Net Funds Cap.
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the amount of interest which accrued on the mortgage loans, minus (2) the sum of (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) (x) in the case of the Class A-R Certificates, the Class A-RL Certificates, the Class B-1 Certificates, the Class B-2 Certificates, and the Class B-3 Certificates, 1/12 and (y) in the case of the other offered Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360.
Principal and Interest Advancing:	The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any Distribution Date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.
Principal Remittance Amount:	For any Distribution Date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately

preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (6) regarding the January 2005 Distribution Date, the amount remaining in the Funding Account at the end of the Prefunding Period and (7) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy
2. Excess cashflow
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[21.25]%	[24.25]%	[48.50]%
M-1	[13.15]%	[16.15]%	[32.30]%
M-2	[6.45]%	[9.45]%	[18.90]%
B-1	[3.20]%	[6.20]%	[12.40]%
B-2	[1.60]%	[4.60]%	[9.20]%
B-3	[0.00]%	[3.00]%	[6.00]%

* Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.

** On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [6.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in November 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [48.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [16.5%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
November 2004 – October 2007	N/A
November 2007 – October 2008	6.25% for the first month, plus an additional 1/12th of 2.5% for each month thereafter
November 2008 – October 2009	8.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2009 – October 2010	9.50% for the first month, plus an additional 1/12th of 0.5% for each month thereafter
November 2010 – October 2011	10.00% for the first month, plus an additional 1/12th of 0.5% for each month thereafter
November 2011 and thereafter	10.50%

Registration:

The Offered Certificates, other than the Class A-R Certificates and the Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:
   1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
   2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   4. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   5. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   6. to the Class B-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
   7. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:
   1. Commencing on the distribution date in January 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
   2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
   5. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   6. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
   7. to the Class B-3 Certificates until the Class Principal Balance of such class has been reduced to zero; and
   8. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in January 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.

2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class B-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-3 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
8. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class B-3 Certificates, any unpaid realized loss amounts for such Class;
9. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
10. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (10).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.90	2.59	1.76	1.14	0.91	0.61
First Pay (Months)	11/04	11/04	11/04	11/04	11/04	11/04
Last Pay (Months)	06/17	05/13	01/11	10/07	02/07	05/06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.66	4.82	4.68	2.67	1.76
First Pay (Months)	10/08	01/08	07/08	10/07	02/07	05/06
Last Pay (Months)	06/17	05/13	01/11	08/09	10/07	10/06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.64	4.49	4.25	3.82	2.26
First Pay (Months)	10/08	12/07	03/08	06/08	10/07	10/06
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.38	3.88	3.78	2.49
First Pay (Months)	10/08	11/07	01/08	03/08	05/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.34	3.77	3.58	2.49
First Pay (Months)	10/08	11/07	12/07	01/08	03/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.39	5.63	4.32	3.71	3.45	2.49
First Pay (Months)	10/08	11/07	12/07	12/07	01/08	04/07
Last Pay (Months)	06/17	05/13	01/11	08/09	08/08	04/07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.02	2.78	1.92	1.14	0.91	0.61
First Pay (Months)	11/04	11/04	11/04	11/04	11/04	11/04
Last Pay (Months)	04/22	07/19	11/18	10/07	02/07	05/06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	6.24	5.29	6.24	2.67	1.76
First Pay (Months)	10/08	01/08	07/08	10/07	02/07	05/06
Last Pay (Months)	11/19	06/19	01/17	09/15	10/07	10/06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	6.20	4.92	4.58	5.55	2.26
First Pay (Months)	10/08	12/07	03/08	06/08	10/07	10/06
Last Pay (Months)	07/19	06/19	12/15	06/13	06/13	05/07

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.72	6.11	4.74	4.15	4.07	2.79
First Pay (Months)	10/08	11/07	01/08	03/08	05/08	04/07
Last Pay (Months)	07/19	01/18	07/14	05/12	10/10	07/10

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.72	6.01	4.63	3.99	3.75	4.79
First Pay (Months)	10/08	11/07	12/07	01/08	03/08	12/08
Last Pay (Months)	06/19	08/16	06/13	06/11	02/10	07/10

B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.68	5.87	4.50	3.84	3.56	3.86
First Pay (Months)	10/08	11/07	12/07	12/07	01/08	05/08
Last Pay (Months)	06/19	07/15	09/12	11/10	09/09	12/08

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored)

Period	Net Funds Cap	Period	Net Funds Cap
1	9.46%	61	8.25%
2	8.51%	62	8.52%
3	8.24%	63	8.25%
4	8.24%	64	8.25%
5	9.12%	65	9.13%
6	8.24%	66	8.25%
7	8.51%	67	8.52%
8	8.24%	68	8.25%
9	8.51%	69	8.53%
10	8.24%	70	8.25%
11	8.24%	71	8.25%
12	8.51%	72	8.53%
13	8.24%	73	8.25%
14	8.52%	74	8.53%
15	8.24%	75	8.25%
16	8.24%	76	8.25%
17	9.12%	77	9.14%
18	8.24%	78	8.25%
19	8.52%	79	8.53%
20	8.24%	80	8.25%
21	8.52%	81	8.53%
22	8.24%	82	8.25%
23	8.24%	83	8.25%
24	8.52%	84	8.53%
25	8.24%	85	8.25%
26	8.52%	86	8.53%
27	8.24%	87	8.25%
28	8.24%	88	8.25%
29	9.13%	89	8.82%
30	8.24%	90	8.26%
31	8.52%	91	8.53%
32	8.24%	92	8.26%
33	8.52%	93	8.53%
34	8.24%	94	8.26%
35	8.24%	95	8.26%
36	8.52%	96	8.53%
37	8.24%	97	8.26%
38	8.52%	98	8.53%
39	8.24%	99	8.26%
40	8.24%	100	8.26%
41	8.81%	101	9.14%
42	8.24%	102	8.26%
43	8.52%	103	8.53%
44	8.25%	104	8.26%
45	8.52%	105	8.53%
46	8.25%	106	8.26%
47	8.25%	107	8.26%
48	8.52%	108	8.53%
49	8.25%	109	8.26%
50	8.52%	110	8.53%
51	8.25%	111	8.26%
52	8.25%	112	8.26%
53	9.13%	113	9.15%
54	8.25%	114	8.26%
55	8.52%	115	8.54%
56	8.25%	116	8.26%
57	8.52%	117	8.54%
58	8.25%	118	8.26%
59	8.25%	119	8.26%
60	8.52%	120	8.54%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840%	6.21%	61	4.884%	3.19%
2	1.948%	5.89%	62	4.877%	3.35%
3	2.147%	5.63%	63	4.911%	3.17%
4	2.249%	5.53%	64	4.947%	3.14%
5	2.345%	5.70%	65	4.978%	3.56%
6	2.444%	5.36%	66	5.010%	3.09%
7	2.509%	5.39%	67	5.040%	3.21%
8	2.610%	5.21%	68	5.071%	3.04%
9	2.694%	5.24%	69	5.104%	3.16%
10	2.752%	5.09%	70	5.139%	2.98%
11	2.834%	5.01%	71	5.173%	2.95%
12	2.920%	5.02%	72	5.208%	3.08%
13	2.978%	4.87%	73	5.117%	3.00%
14	3.058%	4.89%	74	5.108%	3.16%
15	3.144%	4.71%	75	5.138%	2.98%
16	3.236%	4.62%	76	5.168%	2.58%
17	3.319%	4.86%	77	5.196%	3.05%
18	3.385%	4.48%	78	5.224%	2.53%
19	3.442%	4.53%	79	5.248%	2.68%
20	3.516%	4.35%	80	5.275%	2.49%
21	3.588%	4.40%	81	5.306%	2.63%
22	3.613%	4.26%	82	5.336%	2.45%
23	3.685%	4.19%	83	5.363%	2.44%
24	3.748%	4.25%	84	5.394%	2.60%
25	3.758%	4.12%	85	5.296%	2.52%
26	3.828%	4.18%	86	5.275%	2.72%
27	3.881%	4.01%	87	5.302%	2.55%
28	3.890%	4.00%	88	5.327%	2.55%
29	3.952%	4.30%	89	5.353%	2.88%
30	4.000%	3.90%	90	5.377%	2.54%
31	4.005%	4.02%	91	5.414%	2.70%
32	4.061%	3.85%	92	5.444%	2.52%
33	4.107%	3.93%	93	5.470%	2.69%
34	4.101%	3.81%	94	5.495%	2.52%
35	4.157%	3.77%	95	5.522%	2.52%
36	4.199%	3.85%	96	5.548%	2.69%
37	4.208%	3.72%	97	5.489%	2.58%
38	4.260%	3.65%	98	5.478%	2.78%
39	4.300%	3.52%	99	5.501%	2.61%
40	4.318%	3.52%	100	5.526%	2.61%
41	4.363%	3.77%	101	5.547%	3.14%
42	4.399%	3.47%	102	5.568%	2.62%
43	4.404%	3.62%	103	5.588%	2.81%
44	4.452%	3.46%	104	5.611%	2.63%
45	4.484%	3.58%	105	5.634%	2.82%
46	4.491%	3.45%	106	5.655%	2.65%
47	4.534%	3.42%	107	5.679%	2.65%
48	4.568%	3.54%	108	5.702%	2.84%
49	4.581%	3.39%	109	5.633%	2.74%
50	4.624%	3.50%	110	5.615%	2.96%
51	4.657%	3.34%	111	5.636%	2.80%
52	4.686%	3.32%	112	5.658%	2.81%
53	4.728%	3.72%	113	5.678%	3.36%
54	4.755%	3.27%	114	5.696%	2.84%
55	4.768%	3.41%	115	5.713%	3.04%
56	4.808%	3.24%	116	5.733%	2.88%
57	4.839%	3.37%	117	5.754%	3.08%
58	4.860%	3.21%	118	5.773%	2.92%
59	4.900%	3.18%	119	5.794%	2.95%
60	4.937%	3.30%	120	5.815%	3.16%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	12.5%	26.66%	6.29
M-2	8.9%	20.25%	7.32
B-1	7.5%	17.52%	9.40
B-2	6.8%	16.10%	10.98
B-3	6.2%	14.85%	10.86

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 8/31/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

Total Number of Loans		6,083				
Total Outstanding Loan Balance	$	301,499,607.22		Min		Max
Average Loan Current Balance	$	49,564.30	$	1,890.83	$	347,507.17
Weighted Average Combined LTV		95.03%		17.24%		100.00%
Weighted Average Coupon		9.68%		5.75%		15.25%
Weighted Average FICO (Non-Zero)		698				
Weighted Average Age (Months)		4				
% Prepayment Penalties		33.88%				
% Balloons		75.25%				
% Second Liens		97.71%				

Principle Balance at Origination	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,330	$	24,952,357.92	8.28	694	93.56	9.99	64.57
25,000.01 - 50,000.00	2,477	$	90,345,742.08	29.97	694	95.29	9.71	85.23
50,000.01 - 75,000.00	1,344	$	83,122,393.75	27.57	694	95.23	9.65	89.62
75,000.01 - 100,000.00	496	$	43,271,480.34	14.35	699	95.06	9.54	88.18
100,000.01 - 125,000.00	213	$	23,736,149.82	7.87	706	96.36	9.59	91.55
125,000.01 - 150,000.00	111	$	15,208,919.09	5.04	702	95.46	9.82	88.69
150,000.01 - 175,000.00	47	$	7,708,064.97	2.56	718	95.70	9.67	81.02
175,000.01 - 200,000.00	57	$	10,935,552.96	3.63	719	90.88	9.57	95.06
200,000.01 - 225,000.00	2	$	419,875.58	0.14	787	98.48	7.88	-
225,000.01 - 250,000.00	1	$	236,181.04	0.08	680	100.00	8.00	-
275,000.01 - 300,000.00	1	$	293,662.15	0.10	681	100.00	7.88	100.00
300,000.01 - 325,000.00	2	$	591,825.81	0.20	673	80.00	10.41	100.00
325,000.01 - 350,000.00	2	$	677,401.71	0.22	666	97.57	9.58	100.00
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Scheduled Balance	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,339	$	25,146,569.36	8.34	694	93.54	10.00	64.75
25,000.01 - 50,000.00	2,473	$	90,362,774.35	29.97	694	95.29	9.71	85.19
50,000.01 - 75,000.00	1,340	$	82,933,106.54	27.51	694	95.24	9.65	89.65
75,000.01 - 100,000.00	497	$	43,364,076.02	14.38	699	95.02	9.55	87.99
100,000.01 - 125,000.00	211	$	23,621,597.64	7.83	706	96.45	9.57	91.99
125,000.01 - 150,000.00	111	$	15,208,919.09	5.04	702	95.46	9.82	88.69
150,000.01 - 175,000.00	47	$	7,708,064.97	2.56	718	95.70	9.67	81.02
175,000.01 - 200,000.00	57	$	10,935,552.96	3.63	719	90.88	9.57	95.06
200,000.01 - 225,000.00	2	$	419,875.58	0.14	787	98.48	7.88	-
225,000.01 - 250,000.00	1	$	236,181.04	0.08	680	100.00	8.00	-
250,000.01 - 275,000.00	1	$	274,974.79	0.09	675	80.00	9.88	100.00
275,000.01 - 300,000.00	1	$	293,662.15	0.10	681	100.00	7.88	100.00
300,000.01 - 325,000.00	1	$	316,851.02	0.11	671	80.00	10.88	100.00
325,000.01 - 350,000.00	2	$	677,401.71	0.22	666	97.57	9.58	100.00
Total:	**6,083**	**$**	**301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$ 51,876.71	0.02	562	95.00	12.33	100.00
576 - 600	9	$ 354,826.46	0.12	599	99.79	10.46	100.00
601 - 625	288	$ 12,674,744.25	4.20	617	97.35	10.38	98.96
626 - 650	800	$ 36,102,562.28	11.97	639	95.01	10.48	96.05
651 - 675	1,167	$ 56,518,464.66	18.75	664	94.74	10.11	92.32
676 - 700	1,155	$ 60,293,457.70	20.00	688	95.29	9.77	87.04
701 - 725	1,005	$ 51,021,546.02	16.92	712	95.14	9.44	84.17
726 - 750	748	$ 38,454,324.78	12.75	738	95.42	9.22	79.01
751 - 775	571	$ 29,331,471.36	9.73	762	94.36	8.91	72.87
776 - 800	304	$ 15,243,052.49	5.06	786	93.09	8.79	71.77
801 - 825	32	$ 1,410,280.51	0.47	805	93.86	8.23	87.31
826 - 850	1	$ 43,000.00	0.01	834	100.00	9.00	100.00
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	1	$ 6,806.18	-	784	23.97	7.25	100.00
61 - 120	13	$ 475,623.45	0.16	666	92.26	10.54	100.00
121 - 180	5,238	$ 256,538,776.23	85.09	698	95.15	9.72	86.94
181 - 240	339	$ 14,394,149.39	4.77	678	95.21	10.20	92.73
301 - 360	492	$ 30,084,251.97	9.98	709	93.98	9.09	74.21
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Remaining Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	2	$ 8,697.01	-	753	36.91	8.16	100.00
61 - 120	17	$ 563,736.86	0.19	668	90.57	10.79	100.00
121 - 180	5,234	$ 256,493,113.77	85.07	698	95.15	9.72	86.94
181 - 240	338	$ 14,349,807.61	4.76	678	95.24	10.20	92.71
301 - 360	492	$ 30,084,251.97	9.98	709	93.98	9.09	74.21
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	578	$ 35,165,164.51	11.66	710	93.25	9.87	68.93
Condominium	438	$ 19,414,868.94	6.44	699	95.65	9.95	85.15
Co-op	2	$ 76,435.66	0.03	653	90.00	9.75	100.00
Manufactured Housing	4	$ 103,749.35	0.03	682	87.27	11.76	100.00
PUD	1,380	$ 64,884,273.14	21.52	697	95.89	9.81	85.28
Single Family Residence	3,681	$ 181,855,115.62	60.32	696	95.01	9.57	89.58
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	985	$ 36,457,987.20	12.09	722	91.79	10.13	-
Primary	4,940	$ 259,192,783.43	85.97	694	95.57	9.62	100.00
Secondary	158	$ 5,848,836.59	1.94	724	91.45	9.63	-
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	4	$ 161,636.73	0.05	641	93.84	11.93	100.00
Home Improvement	4	$ 63,317.41	0.02	698	74.27	11.85	100.00
Purchase	4,947	$ 248,428,562.18	82.40	702	96.45	9.74	84.38
Refinance - Cashout	898	$ 44,748,153.55	14.84	679	88.10	9.40	94.21
Refinance - Rate Term	230	$ 8,097,937.35	2.69	684	89.86	9.23	88.79
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Combined LTV -	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
10.01 - 20.00	4	$ 137,400.00	0.05	729	18.92	7.45	72.78
20.01 - 30.00	3	$ 166,488.11	0.06	713	29.75	11.97	68.51
30.01 - 40.00	4	$ 236,371.75	0.08	727	36.48	7.29	100.00
40.01 - 50.00	5	$ 200,664.23	0.07	761	42.48	6.65	100.00
50.01 - 60.00	20	$ 897,561.47	0.30	713	54.69	7.81	100.00
60.01 - 70.00	53	$ 3,223,008.19	1.07	702	65.38	8.02	97.74
70.01 - 80.00	192	$ 12,836,046.01	4.26	697	77.51	8.37	82.15
80.01 - 90.00	1,539	$ 63,343,896.90	21.01	699	88.99	9.39	64.76
90.01 - 95.00	1,230	$ 56,779,262.47	18.83	709	94.78	9.74	80.13
95.01 - 100.00	3,033	$ 163,678,908.09	54.29	693	99.91	9.92	96.18
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	1,593	$ 111,101,752.50	36.85	698	94.83	9.68	90.59
Nevada	811	$ 34,881,562.09	11.57	705	95.72	9.88	76.28
New York	350	$ 22,521,709.60	7.47	704	90.36	9.03	88.36
Arizona	566	$ 18,143,819.29	6.02	695	96.42	9.71	77.98
Maryland	239	$ 12,223,992.94	4.05	692	96.95	10.04	95.24
New Jersey	239	$ 11,753,566.85	3.90	698	91.15	9.45	90.10
Florida	295	$ 11,432,646.32	3.79	681	94.56	10.11	80.25
Texas	321	$ 11,169,799.79	3.70	705	97.88	9.55	76.37
Virginia	178	$ 9,140,853.97	3.03	692	96.70	10.16	93.99
Colorado	139	$ 5,923,121.06	1.96	684	95.76	9.61	94.53
Illinois	127	$ 5,515,906.63	1.83	699	96.26	9.52	82.73
Washington	135	$ 5,475,277.44	1.82	689	97.66	9.84	91.42
Massachusetts	78	$ 5,040,287.85	1.67	697	92.12	9.26	90.21
Pennsylvania	120	$ 4,681,309.97	1.55	711	94.13	9.10	93.95
Oregon	111	$ 3,961,533.64	1.31	695	96.14	9.91	90.69
Other	781	$ 28,532,467.28	9.46	693	96.68	9.73	75.91
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full	2,131	$ 91,210,587.30	30.25	687	95.34	9.10	87.39
Full/Alt	113	$ 10,636,542.78	3.53	710	99.75	8.88	61.59
NINA	310	$ 15,313,310.67	5.08	719	89.55	10.46	92.94
Reduced	2,962	$ 154,594,961.73	51.28	701	95.33	9.93	85.77
Stated/Stated	567	$ 29,744,204.74	9.87	697	93.64	10.03	87.80
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	34	$ 1,658,795.07	0.55	762	74.34	5.98	100.00
6.001 - 6.500	124	$ 5,276,745.85	1.75	738	86.26	6.41	99.15
6.501 - 7.000	258	$ 11,629,022.89	3.86	728	90.34	6.87	95.83
7.001 - 7.500	284	$ 14,112,016.03	4.68	722	91.31	7.37	93.16
7.501 - 8.000	422	$ 21,989,020.80	7.29	720	93.42	7.85	79.43
8.001 - 8.500	395	$ 20,670,938.35	6.86	707	93.97	8.36	85.77
8.501 - 9.000	554	$ 28,719,288.32	9.53	709	95.07	8.84	88.52
9.001 - 9.500	477	$ 26,174,257.16	8.68	699	95.53	9.36	91.60
9.501 - 10.000	1,097	$ 57,406,525.22	19.04	690	96.20	9.85	86.24
10.001 - 10.500	598	$ 30,129,025.17	9.99	684	96.77	10.33	88.16
10.501 - 11.000	596	$ 30,579,008.25	10.14	689	96.03	10.87	82.09
11.001 - 11.500	248	$ 12,258,205.65	4.07	684	96.69	11.34	85.79
11.501 - 12.000	623	$ 27,431,387.17	9.10	682	96.58	11.91	75.96
12.001 - 12.500	251	$ 10,075,391.86	3.34	681	96.15	12.45	77.36
12.501 - 13.000	29	$ 762,262.80	0.25	656	95.00	12.85	86.66
13.001 - 13.500	36	$ 1,098,104.43	0.36	657	96.98	13.31	95.54
13.501 - 14.000	26	$ 705,014.09	0.23	653	97.34	13.91	95.51
14.001 - 14.500	24	$ 585,267.11	0.19	663	97.61	14.42	81.70
14.501 - 15.000	6	$ 207,291.32	0.07	642	100.00	14.85	100.00
15.001 - 15.500	1	$ 32,039.68	0.01	679	99.11	15.25	100.00
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	4,198	$ 199,350,655.20	66.12	702	94.27	9.61	83.17
3	22	$ 1,665,603.45	0.55	700	94.93	10.24	88.44
4	2	$ 118,546.06	0.04	706	100.00	9.47	100.00
6	59	$ 4,075,725.79	1.35	694	92.25	10.67	72.96
12	387	$ 28,517,309.24	9.46	706	95.46	9.49	90.97
15	1	$ 58,972.71	0.02	661	100.00	9.79	100.00
24	767	$ 40,251,766.09	13.35	677	97.95	9.98	93.43
36	519	$ 23,147,797.03	7.68	684	96.36	9.84	94.44
60	128	$ 4,313,231.65	1.43	702	95.59	9.49	77.98
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	60	$ 6,918,357.34	2.29	736	99.85	7.93	13.08
2	6,023	$ 294,581,249.88	97.71	697	94.92	9.72	87.68
Total:	**6,083**	**$ 301,499,607.22**	**100.00**	**698**	**95.03**	**9.68**	**85.97**

DERIVED INFORMATION [10/04/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class A-1 WAL Table

	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	3.45	2.28	1.52	0.84	0.57
Principal Window Begin	4-Nov	4-Nov	4-Nov	4-Nov	4-Nov
Principal Window End	17-Jun	13-May	11-Jan	6-Dec	6-Mar

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO Score Note: Cells in red font are calculations

Collateral Cuts for Hemt 2004-5

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99		0.00%	> 85.0		0.00%							
500 – 549.99		0.00%	> 85.0		0.00%							
550 – 574.99	33,666.89	0 01%	> 85.0	33,666.89	0.01%	95.00	47.53	555	100.00	100.00	100.00	58.57
575 – 599.99	67,187.89	0.02%	> 85.0	67,187.89	0.02%	98.64	39.63	590	100.00	100.00	100.00	-
600 – 619.99	6,183,462.55	2.05%	> 90.0	6,022,164.91	2.00%	99.49	38.98	610	91.85	100.00	99.60	11.42
620 – 649.99	40,530,766.49	13.44%	> 90.0	29,860,403.45	9.90%	95.06	39.39	636	88.34	96.42	52.17	25.88
650 – 679.99	67,054,752.59	22.24%	> 95.0	35,714,629.52	11.85%	94.83	39.40	665	82.35	92.44	32.12	20.61
680 – 699.99	48,999,701.52	16 25%	> 95.0	25,750,106.82	8.54%	95.19	38.30	689	81.64	86.13	22.84	16.10
700 +	138,630,069.29	45.98%	> 95.0	70,836,939.62	23.49%	94.86	37.22	739	79.30	79.09	30.09	8.53
TOTAL POOL	301,499,607.22	100.00%		168,285,099.10	55.82%	95.03	38.25	698	81.84	85.97	33.78	14.84

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20.00	47,687,164.56	15.82%	< 640	2,483,950.37	0.82%	92.34	14.90	709	78.83	86.47	7.01	15.43
20.001 – 25.00	9,930,472.04	3.29%	< 640	706,010.46	0.23%	93.33	22.72	711	74.95	61.97	34.10	12.49
25.001 – 30.00	18,928,887.53	6.28%	< 650	2,801,460.79	0.93%	95.22	27.96	701	85.20	80.25	43.38	15.01
30.001 – 35.00	35,571,499.91	11 80%	< 660	7,038,910.34	2.33%	94.81	32.92	703	83.43	83.59	41.70	15.26
35.001 – 40.00	69,702,239.36	23.12%	< 670	19,906,449.01	6.60%	95.51	37.86	699	82.87	86.79	35.09	12.66
40.001 – 45.00	85,630,900.93	28.40%	< 680	36,217,777.48	12.01%	95.92	42.67	692	81.40	89.40	33.25	14.14
45.001 – 50.00	31,454,073.88	10.43%	< 690	19,307,493.60	6.40%	96.21	47.53	684	83.17	86.98	54.13	20.08
50.001 – 55.00	2,504,299.82	0.83%	< 700	2,119,963.03	0.70%	95.99	52.98	662	87.04	95.05	82.24	25.45
> 55.01	90,069.19	0 03%	>= 700	16,350.00	0.01%	96.00	56.56	681	100.00	100.00	61.62	-
TOTAL POOL	301,499,607.22	100.00%		90,598,365.08	30.05%	95.03	38.25	698	81.84	85.97	33.78	14.84

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	4,733,993.75	1.57%	> 50	116,419.41	0.04%	58.21	38.32	707	87.75	97.15	51.79	77.31
70 – 79.99	7,799,644.62	2.59%	> 50	-	0.00%	75.74	37.51	698	82.30	90.82	26.88	65.98
80 – 84.99	10,587,185.24	3.51%	> 50	-	0.00%	81.57	35.89	691	77.85	79.31	25.62	45.79
85 – 89.99	15,706,886.27	5 21%	> 50	155,642.98	0.05%	88.34	37.45	692	81.00	73.93	24.53	37.83
90 – 94.99	55,719,237.50	18.48%	> 50	181,433.95	0.06%	90.99	37.20	704	74.55	64.02	24.35	15.71
95 – 99.99	61,226,462.65	20.31%	> 50	694,787.10	0.23%	96.22	38.01	705	79.87	84.54	28.91	10.33
100	145,726,197.19	48.33%	> 50	1,446,085.57	0.48%	100.00	38.92	693	85.61	96.12	40.81	6.91
TOTAL POOL	301,499,607.22	100.00%		2,594,369.01	0.86%	95.03	38.25	698	81.84	85.97	33.78	14.84

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
	Amount	%							
0 – $50,999	117,883,892.56	39.10%	694	94.93	37.73	85.78	80.91	15.18	39.38
$51 – $200,999	181,596,851.68	60.23%	700	95.12	38.53	79.40	89.35	14.61	29.58
$201 – $300,999	1,024,610.25	0.34%	700	94.01	46.22	76.95	55.50	-	100.00
$301 – $400,999	994,252.73	0.33%	667	91.97	43.20	65.05	100.00	31.87	68.13
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84	33.78
Principal Balance: Average	$49,564.30		Min:	$1,890.83	Max:	$347,507.17			

Documentation Type

Documentation Type	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Full Doc	101,847,130.08	33.78%	690	95.80	38.49	84.93	84.69	18.35
NINA	15,313,310.67	5.08%	719	89.55	38.23	82.50	92.94	19.80
Limited Doc	154,594,961.73	51.28%	701	95.33	37.83	80.78	85.77	11.76
Stated	29,744,204.74	9.87%	697	93.64	39.30	76.44	87.80	16.32
Other		0.00%						
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84

Property Type

Property Type	Total Balance		WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
	Amount	%						
Single Family	181,855,115.62	60.32%	696	95.01	38.31	89.58	17.21	35.89
PUD	64,884,273.14	21.52%	697	95.89	38.14	85.28	12.64	32.73
Townhouse		0.00%						
2 – 4 Family	35,165,164.51	11.66%	710	93.25	37.94	68.93	9.89	25.85
Condo	19,414,868.94	6.44%	699	95.65	38.61	85.15	8.81	31.54
Manufactured (Factory Built)	103,749.35	0.03%	682.00	87.27	40.89	100.00	59.46	80.16
Other (coop)	76,435.66	0.03%	653	90.00	23.07	100.00	-	71.96
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	85.97	14.84	33.78

Primary Mortgage Insurance

Mortgage Insurance	Total Balance		WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
	Amount	%(2)							
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	N/A	#DIV/0!	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	44,748,153.55	14.84%	679	88.10	38.68	88.27	94.21
Purchase	248,428,562.18	82.40%	702	96.45	38.21	80.71	84.38
Refinance – Rate Term	8,097,937.35	2.69%	684	89.86	37.20	80.63	88.79
Refinance- Debt Consolidation	161,636.73	0.05%	641	93.84	47.61	100.00	100.00
Refinance - Home Improve.	63,317.41	0.02%	698	74.27	26.56	67.48	100.00
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97

Fixed Vs. Floating Collateral

Collateral Type	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%[2]								
Fixed	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84	N/A	N/A
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84	N/A	N/A

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien	6,918,357.34	2.29%	736	99.85	39.54	64.04	13.08	-
Second Lien	294,581,249.88	97.71%	697	94.92	38.22	82.26	87.68	15.19
Third Lien		0.00%						
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	259,192,783.43	85.97%	694	95.57	38.70	84.20	100.00	16.26
Second Home	5,848,836.59	1.94%	724	91.45	36.30	80.64	-	2.10
Investment	36,457,987.20	12.09%	722	91.79	35.53	65.23	-	6.77
TOTAL POOL	301,499,607.22	100.00%	698	95.03	38.25	81.84	85.97	14.84

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]							
0 Months	199,350,655.20	66.12%	4198	702	94.27	37.90	80.96	83.17	13.33
6 Months	4,075,725.79	1.35%	59	694	92.25	38.20	74.66	72.96	26.47
12 Months	28,517,309.24	9.46%	387	706	95.46	38.27	80.60	90.97	15.53
24 Months	40,251,766.09	13.35%	767	677	97.95	38.48	83.55	93.43	11.50
36 Months	23,147,797.03	7.68%	519	684	96.36	40.82	88.09	94.44	30.93
60 Months	4,313,231.65	1.43%	128	702	95.59	36.96	87.01	77.98	20.15
Other	1,843,122.22	0.61%	25	699	95.42	38.80	83.45	89.55	-
TOTAL	301,499,607.22	100.00%	6,083	698	95.03	38.25	81.84	85.97	14.84

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]						
Section 32 Loans	-	#DIV/0!						
Total	N/A	#DIV/0!	N/A	N/A	N/A	N/A	N/A	N/A

GA % and Top 5 States

State	%
Georgia	1.14
California	36.85
Nevada	11.57
New York	7.47
Arizona	6.02
Maryland	4.05

Top 5 Originators

Originator	%
American Home Mortgage	10.14
Finance America, LLC	8.67
BrooksAmerica Mortgage Corporati	6.52
Silver State Financial Services	5.52
Oak Street Mortgage, LLC	3.65

Servicer

Servicer	%
Wilshire	100.00

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)	WAL
A-2	100	Fwd	17.7	34.6	6.84
A-2	100	Fwd + 150	15.8	31.9	6.87
M-2	100	Fwd	9.0	20.4	7.44
M-2	100	Fwd + 150	7.6	17.7	7.82
B-2	100	Fwd	6.8	16.1	10.65
B-2	100	Fwd + 150	5.6	13.6	11.33
B-3	100	Fwd	6.2	14.90	10.61
B-3	100	Fwd + 150	5.0	12.30	11.04

CSFB FIXED INCOME RESIDENTIAL
HEMT 2004-5
PRELIM POOL

Originator	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
CSFB Guidelines	4,876	238,736,050.14	79.18	9.63	195	704	17.90	37.81	94.24	0.19	85.62	14.35	0.00	100.00
Finance America, LLC	465	26,136,165.12	8.67	9.83	176	660	20.45	37.23	99.95	20.95	100.00	9.77	0.00	100.00
Guaranty Residential Lending	60	6,918,357.34	2.29	7.93	355	736	99.85	39.54	99.85	64.08	13.08	0.00	100.00	0.00
Impac Funding Corporation	105	6,312,356.42	2.09	9.83	223	689	18.44	39.92	92.11	0.00	74.56	21.10	0.00	100.00
Lime Financial Services Ltd.	85	5,270,557.71	1.75	9.72	175	688	20.13	43.00	99.64	0.00	100.00	16.40	0.00	100.00
First Franklin Financial Corporation	125	4,282,771.92	1.42	11.37	187	654	19.65	44.88	99.48	0.00	100.00	13.14	0.00	100.00
Saxon Mortgage, Inc.	46	2,237,241.03	0.74	10.65	223	665	19.28	43.75	96.05	0.00	100.00	35.36	0.00	100.00
Decision One Mortgage Company, LLC	66	2,195,732.86	0.73	8.72	191	655	19.50	42.33	99.47	0.00	100.00	18.23	0.00	100.00
Master Financial, Inc.	46	2,151,708.02	0.71	9.92	179	654	22.66	41.16	95.65	1.05	100.00	43.79	0.00	100.00
Lenders Direct	30	1,548,874.50	0.51	10.10	179	652	19.05	43.59	94.32	0.00	100.00	41.37	0.00	100.00
Other	179	5,709,792.16	1.89	11.39	181	670	20.33	39.78	93.34	4.56	93.54	41.87	0.00	100.00
Total:	**6,083**	**301,499,607.22**	**100.00**	**9.68**	**197**	**698**	**20.18**	**38.25**	**95.03**	**3.53**	**85.97**	**14.84**	**2.29**	**97.71**

CURR_RATE greater than 10	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
10.001 - 10.500	598	30,129,025.17	26.46	10.33	186	684	19.45	38.96	96.77	1.56	88.16	13.81	0.00	100.00
10.501 - 11.000	596	30,579,008.25	26.86	10.87	189	689	19.08	37.97	96.03	0.54	82.09	13.78	0.00	100.00
11.001 - 11.500	248	12,258,205.65	10.77	11.34	189	684	19.07	40.29	96.69	0.00	85.79	13.40	0.00	100.00
11.501 - 12.000	623	27,431,387.17	24.09	11.91	199	682	18.39	38.72	96.58	0.19	75.96	9.64	0.00	100.00
12.001 - 12.500	251	10,075,391.86	8.85	12.45	197	681	18.72	37.11	96.15	0.00	77.36	12.07	0.00	100.00
12.501 - 13.000	29	762,262.80	0.67	12.85	180	656	20.63	42.28	95.00	0.00	86.66	43.23	0.00	100.00
13.001 - 13.500	36	1,098,104.43	0.96	13.31	161	657	19.21	43.81	96.98	0.00	95.54	31.89	0.00	100.00
13.501 - 14.000	26	705,014.09	0.62	13.91	149	653	20.45	38.74	97.34	0.00	95.51	36.79	0.00	100.00
14.001 - 14.500	24	585,267.11	0.51	14.42	163	663	25.92	40.23	97.61	3.84	81.70	37.12	0.00	100.00
14.501 - 15.000	6	207,291.32	0.18	14.85	134	642	22.29	42.42	100.00	0.00	100.00	9.08	0.00	100.00
15.001 - 15.500	1	32,039.68	0.03	15.25	124	679	19.82	48.00	99.11	0.00	100.00	0.00	0.00	100.00
Total:	**2,438**	**113,862,997.53**	**100.00**	**11.25**	**190**	**684**	**19.04**	**38.69**	**96.47**	**0.62**	**82.48**	**13.22**	**0.00**	**100.00**

FICO below 680	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
540 - 559	2	33,666.89	0.03	13.06	171	555	10.00	47.53	95.00	0.00	100.00	58.57	0.00	100.00
560 - 579	1	18,209.82	0.02	10.99	167	575	5.00	42.75	95.00	0.00	100.00	0.00	0.00	100.00
580 - 599	1	48,978.07	0.04	11.75	227	596	15.00	38.47	100.00	0.00	100.00	0.00	0.00	100.00
600 - 619	141	6,183,462.55	5.43	10.32	187	610	20.54	38.98	99.49	0.00	100.00	11.42	0.00	100.00
620 - 639	515	23,246,750.51	20.42	10.62	195	629	19.03	39.80	95.15	0.15	97.22	28.36	0.00	100.00
640 - 659	782	33,681,054.65	29.58	10.30	189	649	17.49	39.27	94.72	1.96	94.59	23.42	0.00	100.00
660 - 679	982	50,657,713.92	44.49	10.04	195	669	18.92	39.29	94.94	5.48	92.00	19.40	0.83	99.17
Total:	**2,424**	**113,869,836.41**	**100.00**	**10.25**	**193**	**652**	**18.60**	**39.37**	**95.17**	**3.05**	**94.27**	**21.99**	**0.37**	**99.63**

Scheduled Balance - 125k+	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
125,001 - 150,000	111	15,208,919.09	42.16	9.82	195	702	23.96	37.37	95.46	10.49	88.69	12.71	4.31	95.69
150,001 - 175,000	47	7,708,064.97	21.37	9.67	218	718	31.81	38.09	95.70	10.52	81.02	6.29	12.79	87.21
175,001 - 200,000	57	10,935,552.96	30.32	9.57	210	719	28.43	36.73	90.88	4.90	95.06	21.17	6.69	93.31
200,001 - 225,000	2	419,875.58	1.16	7.88	354	787	98.48	38.30	98.48	52.35	0.00	0.00	100.00	0.00
225,001 - 250,000	1	236,181.04	0.65	8.00	355	680	100.00	49.84	100.00	100.00	0.00	0.00	100.00	0.00
250,001 - 275,000	1	274,974.79	0.76	9.88	136	675	19.39	44.83	80.00	0.00	100.00	0.00	0.00	100.00
275,001 - 300,000	1	293,662.15	0.81	7.88	351	681	100.00	43.03	100.00	0.00	100.00	0.00	100.00	0.00
300,001 - 325,000	1	316,851.02	0.88	10.88	351	671	20.00	0.00	80.00	0.00	100.00	100.00	0.00	100.00
325,001 - 350,000	2	677,401.71	1.88	9.58	268	666	62.78	43.20	97.57	51.30	100.00	0.00	51.30	48.70
Total:	**223**	**36,071,483.31**	**100.00**	**9.67**	**211**	**710**	**29.63**	**37.71**	**94.01**	**10.39**	**87.86**	**14.00**	**10.18**	**89.82**

Original Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
1 - 60	1	6,806.18	0.00	7.25	6	784	18.18	14.50	23.97	0.00	100.00	100.00	0.00	100.00
61 - 120	13	475,623.45	0.16	10.54	104	666	19.23	40.59	92.26	0.00	100.00	52.29	0.00	100.00
121 - 180	5,238	256,538,776.23	85.09	9.72	176	698	18.37	38.00	95.15	2.41	86.94	13.85	0.00	100.00
181 - 240	339	14,394,149.39	4.77	10.20	233	678	19.17	41.72	95.21	0.16	92.73	34.05	0.00	100.00
301 - 360	492	30,084,251.97	9.98	9.09	356	709	36.12	38.67	93.98	14.74	74.21	13.50	23.00	77.00
Total:	**6,083**	**301,499,607.22**	**100.00**	**9.68**	**197**	**698**	**20.18**	**38.25**	**95.03**	**3.53**	**85.97**	**14.84**	**2.29**	**97.71**

Combined LTV 80-100	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
80.00 <=	73	5,163,901.39	1.79	8.79	220	699	14.79	35.26	80.00	0.00	68.96	28.48	0.00	100.00
80.01 - 85.00	175	7,953,692.76	2.75	9.29	191	689	15.90	36.77	83.68	0.00	80.05	51.07	0.00	100.00
85.01 - 90.00	1,364	55,390,204.14	19.17	9.41	197	700	14.21	36.94	89.76	0.11	62.56	20.11	0.00	100.00
90.01 - 95.00	1,230	56,779,262.47	19.65	9.74	203	709	16.88	37.50	94.78	0.31	80.13	11.68	0.00	100.00
95.01 - 100.00	3,033	163,678,908.09	56.64	9.92	194	693	23.91	39.01	99.91	6.35	96.18	7.72	4.23	95.77
Total:	**5,875**	**288,965,968.85**	**100.00**	**9.75**	**197**	**698**	**20.28**	**38.27**	**96.15**	**3.68**	**85.65**	**12.44**	**2.39**	**97.61**

Documentation Type - Non FULL Docs	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Full	2,131	91,210,587.30	31.36	9.10	194	687	20.77	38.47	95.34	0.00	87.39	19.75	2.51	97.49
NINA	310	15,313,310.67	5.26	10.46	203	719	17.05	38.23	89.55	0.00	92.94	19.80	0.00	100.00
Reduced	2,962	154,594,961.73	53.15	9.93	193	701	18.30	37.83	95.33	0.00	85.77	11.76	0.12	99.88
Stated/Stated	567	29,744,204.74	10.23	10.03	202	697	17.86	39.30	93.64	0.00	87.80	16.32	0.00	100.00
Total:	**5,970**	**290,863,064.44**	**100.00**	**9.71**	**195**	**697**	**18.97**	**38.24**	**94.86**	**0.00**	**86.86**	**15.15**	**0.85**	**99.15**

Occupancy Status - non primary	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Investment	985	36,457,987.20	86.18	10.13	214	722	28.82	35.53	91.79	10.96	0.00	6.77	16.24	83.76
Secondary	158	5,848,836.59	13.82	9.63	194	724	16.60	36.30	91.45	1.55	0.00	2.10	1.55	98.45
Total:	**1,143**	**42,306,823.79**	**100.00**	**10.06**	**211**	**722**	**27.13**	**35.63**	**91.74**	**9.66**	**0.00**	**6.13**	**14.21**	**85.79**

Purpose - cashout only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Refinance - Cashout	898	44,748,153.55	100.00	9.40	197	679	18.74	38.68	88.10	1.50	94.21	100.00	0.00	100.00
Total:	**898**	**44,748,153.55**	**100.00**	**9.40**	**197**	**679**	**18.74**	**38.68**	**88.10**	**1.50**	**94.21**	**100.00**	**0.00**	**100.00**

Property Type - Multifamily only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
2F	294	16,717,926.92	47.54	9.69	233	706	18.51	39.08	92.81	1.06	81.54	12.83	1.93	98.07
2-4F	35	3,244,377.50	9.23	8.66	285	710	69.04	37.68	99.78	73.46	49.20	1.23	61.51	38.49
3F	133	8,125,056.73	23.11	10.12	220	721	16.04	37.79	92.82	0.00	72.18	8.83	0.00	100.00
4F	116	7,077,803.36	20.13	10.55	191	705	16.08	35.95	91.81	0.00	44.44	8.12	0.00	100.00
Total:	**578**	**35,165,164.51**	**100.00**	**9.87**	**226**	**710**	**22.11**	**37.94**	**93.25**	**7.28**	**68.93**	**9.89**	**6.59**	**93.41**

Prepayment Penalty Flag	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
N	4,198	199,350,655.20	66.12	9.61	203	702	20.50	37.90	94.27	2.79	83.17	13.33	3.47	96.53
Y	1,885	102,148,952.02	33.88	9.82	185	689	19.57	38.87	96.52	4.97	91.43	17.78	0.00	100.00
Total:	**6,083**	**301,499,607.22**	**100.00**	**9.68**	**197**	**698**	**20.18**	**38.25**	**95.03**	**3.53**	**85.97**	**14.84**	**2.29**	**97.71**

Prepayment Penalty Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
0	4,198	199,350,655.20	66.12	9.61	203	702	20.50	37.90	94.27	2.79	83.17	13.33	3.47	96.53
3	22	1,665,603.45	0.55	10.24	178	700	16.32	39.05	94.93	0.00	88.44	0.00	0.00	100.00
4	2	118,546.06	0.04	9.47	177	706	20.00	33.49	100.00	0.00	100.00	0.00	0.00	100.00
6	59	4,075,725.79	1.35	10.67	228	694	18.54	38.20	92.25	0.00	72.96	26.47	0.00	100.00
12	387	28,517,309.24	9.46	9.49	182	706	20.09	38.27	95.46	1.39	90.97	15.53	0.00	100.00
15	1	58,972.71	0.02	9.79	176	661	20.00	43.00	100.00	0.00	100.00	0.00	0.00	100.00
24	767	40,251,766.09	13.35	9.98	180	677	19.62	38.48	97.95	11.32	93.43	11.50	0.00	100.00
36	519	23,147,797.03	7.68	9.84	189	684	19.56	40.82	96.36	0.53	94.44	30.93	0.00	100.00
60	128	4,313,231.65	1.43	9.49	190	702	17.93	36.96	95.59	0.00	77.98	20.15	0.00	100.00
Total:	**6,083**	**301,499,607.22**	**100.00**	**9.68**	**197**	**698**	**20.18**	**38.25**	**95.03**	**3.53**	**85.97**	**14.84**	**2.29**	**97.71**

LOAN_NO	SCHED_BALANCE	COMB_LTV	BORR_FICO	CURR_RATE	OCCUPANCY_DESC	PROSUP_PROPERTY_TYPE_DESC	PROSUP_DOC_TYPE_DESC	PROSUP_PURPOSE_DESC	PREPAY_PENALTY	STATE	ORIG_TERM	SEASON	ORIGINATOR_DEAL
401434328	125,908.80	100	750	7.625	Investment	Single Family Residence	Full/Alt	Purchase	N	FL	360	4	Guaranty Residential Lending
401434329	293,662.15	100	681	7.875	Primary	Single Family Residence	Full/Alt	Purchase	N	MD	360	9	Guaranty Residential Lending
401434330	90,765.46	100	751	8.25	Secondary	PUD	Full/Alt	Purchase	N	NC	360	7	Guaranty Residential Lending
401434331	84,780.94	100	709	8.25	Investment	Single Family Residence	Full/Alt	Purchase	N	GA	360	7	Guaranty Residential Lending
401434332	182,619.69	100	795	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434333	200,083.31	100	799	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	MI	360	6	Guaranty Residential Lending
401434334	154,662.97	100	757	7.375	Investment	2 - 4 Family	Full/Alt	Purchase	N	CT	360	5	Guaranty Residential Lending
401434335	72,444.83	100	684	7.375	Primary	Single Family Residence	Full/Alt	Purchase	N	MI	360	4	Guaranty Residential Lending
401434336	347,507.17	100	667	7.75	Primary	2 - 4 Family	Full/Alt	Purchase	N	MA	360	5	Guaranty Residential Lending
401434337	72,325.02	100	676	7.125	Investment	2 - 4 Family	Full/Alt	Purchase	N	GA	360	6	Guaranty Residential Lending
401434338	72,325.02	100	680	7.125	Investment	2 - 4 Family	Full/Alt	Purchase	N	GA	360	6	Guaranty Residential Lending
401434339	108,733.03	100	717	8.5	Investment	Single Family Residence	Full/Alt	Purchase	N	IL	360	7	Guaranty Residential Lending
401434340	74,345.17	100	766	7.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	6	Guaranty Residential Lending
401434341	76,740.19	100	766	7.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	6	Guaranty Residential Lending
401434342	153,590.13	100	778	6.625	Investment	2 - 4 Family	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434343	127,554.32	100	771	7.75	Investment	Single Family Residence	Full/Alt	Purchase	N	AK	360	6	Guaranty Residential Lending
401434344	75,450.61	100	794	8.125	Investment	Single Family Residence	Full/Alt	Purchase	N	GA	360	4	Guaranty Residential Lending
401434345	78,796.38	100	765	8.25	Investment	Single Family Residence	Full/Alt	Purchase	N	GA	360	7	Guaranty Residential Lending
401434346	103,051.10	100	736	8.25	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434347	95,199.29	100	776	7.25	Investment	Single Family Residence	Full/Alt	Purchase	N	GA	360	7	Guaranty Residential Lending
401434348	177,630.07	99.72	731	7.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	MN	360	6	Guaranty Residential Lending
401434349	98,235.53	100	706	8.125	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434350	191,610.93	100	760	8	Primary	Single Family Residence	Reduced	Purchase	N	GA	360	6	Guaranty Residential Lending
401434351	87,136.52	100	770	7.875	Investment	PUD	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434352	68,255.76	95.02	759	7.5	Investment	2 - 4 Family	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434353	219,792.27	97.1	776	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	6	Guaranty Residential Lending
401434354	86,380.55	100	708	7.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	TX	360	5	Guaranty Residential Lending
401434355	107,287.59	100	696	8.125	Investment	Condominium	Full/Alt	Purchase	N	IL	360	6	Guaranty Residential Lending
401434356	236,181.04	100	680	8	Investment	2 - 4 Family	Full/Alt	Purchase	N	MA	360	5	Guaranty Residential Lending
401434357	74,500.00	100	772	8	Investment	Single Family Residence	Full/Alt	Purchase	N	PA	360	3	Guaranty Residential Lending
401434358	114,933.83	100	700	8.75	Investment	Single Family Residence	Full/Alt	Purchase	N	GA	360	4	Guaranty Residential Lending
401434359	174,779.63	100	757	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	4	Guaranty Residential Lending
401434360	64,710.53	100	722	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	WI	360	5	Guaranty Residential Lending
401434361	54,824.19	100	754	7.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	MI	360	5	Guaranty Residential Lending
401434362	85,828.27	100	762	7.75	Investment	Single Family Residence	Full/Alt	Purchase	N	MI	360	5	Guaranty Residential Lending
401434363	72,284.70	100	719	8.375	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	5	Guaranty Residential Lending
401434364	49,965.59	100	699	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	MO	360	4	Guaranty Residential Lending
401434365	169,759.24	100	696	7.75	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	5	Guaranty Residential Lending
401434366	65,908.85	100	774	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	OK	360	5	Guaranty Residential Lending
401434367	109,759.61	100	760	7.625	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	6	Guaranty Residential Lending
401434368	57,624.16	100	767	8.375	Investment	Single Family Residence	Full/Alt	Purchase	N	MI	360	4	Guaranty Residential Lending
401434369	99,735.74	100	752	7	Investment	Single Family Residence	Full/Alt	Purchase	N	TN	360	5	Guaranty Residential Lending
401434370	127,827.60	100	714	8	Investment	Single Family Residence	Full/Alt	Purchase	N	MI	360	5	Guaranty Residential Lending
401434371	51,477.00	100	713	7.75	Investment	Single Family Residence	Full/Alt	Purchase	N	MI	360	5	Guaranty Residential Lending
401434372	52,212.19	100	722	7.625	Investment	Single Family Residence	Full/Alt	Purchase	N	WI	360	4	Guaranty Residential Lending
401434373	93,687.09	100	754	8	Investment	2 - 4 Family	Full/Alt	Purchase	N	IL	360	4	Guaranty Residential Lending
401434374	79,946.31	100	754	8	Investment	2 - 4 Family	Full/Alt	Purchase	N	IL	360	4	Guaranty Residential Lending
401434376	68,794.96	100	751	8.125	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	4	Guaranty Residential Lending
401434377	62,954.39	100	732	7.625	Investment	Condominium	Full/Alt	Purchase	N	TX	360	4	Guaranty Residential Lending
401434378	80,944.25	100	712	7.875	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	4	Guaranty Residential Lending
401434379	113,303.53	100	751	8.375	Investment	Single Family Residence	Full/Alt	Purchase	N	TX	360	4	Guaranty Residential Lending
401434380	94,842.51	100	748	8.5	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	4	Guaranty Residential Lending
401434381	119,450.63	100	756	7.75	Investment	Single Family Residence	Full/Alt	Purchase	N	TN	360	4	Guaranty Residential Lending
401434382	71,955.24	100	776	8.375	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	4	Guaranty Residential Lending
401434383	139,399.03	100	744	7.625	Investment	2 - 4 Family	Full/Alt	Purchase	N	TX	360	4	Guaranty Residential Lending
401434384	179,788.17	100	763	8.375	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	4	Guaranty Residential Lending
401434385	159,810.35	100	684	8.875	Investment	Single Family Residence	Full/Alt	Purchase	N	FL	360	4	Guaranty Residential Lending
401434386	134,913.91	100	741	8.25	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	4	Guaranty Residential Lending
401434387	56,000.00	100	680	8.875	Investment	2 - 4 Family	Full/Alt	Purchase	N	WI	360	3	Guaranty Residential Lending
401434388	173,380.00	100	763	8.625	Investment	Single Family Residence	Full/Alt	Purchase	N	MN	360	3	Guaranty Residential Lending

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-5

Prelim

Ballloon	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
10/30 Balloon	8	268,344.03	0.12
15/30 Balloon	4,528	224,215,736.80	98.82
20/30 Balloon	55	2,403,129.99	1.06
Total:	**4,591**	**226,887,210.82**	**100.00**

DTI Ratio	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
20.000 <=	88	3,881,116.83	3.20
20.001 - 25.000	105	4,094,893.50	3.37
25.001 - 30.000	224	8,797,433.44	7.25
30.001 - 35.000	396	16,224,999.73	13.37
35.001 - 40.000	626	30,413,797.64	25.05
40.001 - 45.000	784	36,837,692.11	30.34
45.001 - 50.000	423	18,847,278.32	15.53
50.001 - 55.000	55	2,245,730.47	1.85
> 55.001	2	55,500.00	0.05
Total:	**2,703**	**121,398,442.04**	**100.00**

FICO	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans	NZWA DTI
551 - 575	3	51,876.71	0.02	45.85
576 - 600	9	354,826.46	0.12	37.22
601 - 625	288	12,674,744.25	4.20	39.37
626 - 650	800	36,102,562.28	11.97	39.81
651 - 675	1,167	56,518,464.66	18.75	40.21
676 - 700	1,155	60,293,457.70	20.00	38.42
701 - 725	1,005	51,021,546.02	16.92	38.06
726 - 750	748	38,454,324.78	12.75	37.73
751 - 775	571	29,331,471.36	9.73	36.40
776 - 800	304	15,243,052.49	5.06	36.31
801 - 825	32	1,410,280.51	0.47	39.44
826 - 850	1	43,000.00	0.01	0.00
Total:	**6,083**	**301,499,607.22**	**100.00**	**38.66**

California	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
North	441	32,253,584.24	29.03	690	96.10	9.83	93.30
South	1,152	78,848,168.26	70.97	702	94.31	9.62	89.48
Total:	**1,593**	**111,101,752.50**	**100.00**	**698**	**94.83**	**9.68**	**90.59**

DERIVED INFORMATION [10/06/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-5

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss
M-1	50	Fwd	8.4	100,718,241.83 (32.49%)
M-1	100	Fwd	12.6	83,148,779.88 (26.82%)
M-1	150	Fwd	17.4	74,744,932.86 (24.11%)
M-1	50	Fwd + 200	6.1	79,003,818.22 (25.49%)
M-1	100	Fwd + 200	10.4	71,363,495.59 (23.02%)
M-1	150	Fwd + 200	15.3	67,109,669.27 (21.65%)

EXCESS SPREAD

Assumptions:

Prepay	100 PPC
Loss	6 CDR
LIBOR	forward LIBOR + 200

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840	6.26%	61	4.884	1.25%
2	1.948	4.07%	62	4.877	1.42%
3	2.147	3.76%	63	4.911	1.25%
4	2.249	3.67%	64	4.947	1.24%
5	2.345	4.02%	65	4.978	1.74%
6	2.444	3.51%	66	5.010	1.00%
7	2.509	3.60%	67	5.040	1.03%
8	2.610	3.36%	68	5.071	1.05%
9	2.694	3.43%	69	5.104	1.08%
10	2.752	3.21%	70	5.139	1.11%
11	2.834	3.13%	71	5.173	1.14%
12	2.920	3.21%	72	5.208	1.17%
13	2.978	2.99%	73	5.117	1.20%
14	3.058	3.07%	74	5.108	1.23%
15	3.144	2.82%	75	5.138	1.27%
16	3.236	2.73%	76	5.168	1.30%
17	3.319	3.15%	77	5.196	1.46%
18	3.385	2.58%	78	5.224	1.38%
19	3.442	2.69%	79	5.248	1.42%
20	3.516	2.45%	80	5.275	1.46%
21	3.588	2.55%	81	5.306	1.51%
22	3.613	2.35%	82	5.336	1.55%
23	3.685	2.27%	83	5.363	1.60%
24	3.748	2.38%	84	5.394	1.65%
25	3.758	2.19%	85	5.296	1.70%
26	3.828	2.29%	86	5.275	1.75%
27	3.881	2.06%	87	5.302	1.81%
28	3.890	2.04%	88	5.327	1.86%
29	3.952	2.51%	89	5.353	1.92%
30	4.000	1.92%	90	5.377	1.98%
31	4.005	2.08%	91	5.414	2.05%
32	4.061	1.84%	92	5.444	2.12%
33	4.107	1.97%	93	5.470	2.18%
34	4.101	1.78%	94	5.495	2.26%
35	4.157	1.72%	95	5.522	2.33%
36	4.199	1.84%	96	5.548	2.41%
37	4.208	1.64%	97	5.489	2.48%
38	4.260	1.77%	98	5.478	2.48%
39	4.300	1.55%	99	5.501	2.48%
40	4.318	1.53%	100	5.526	2.48%
41	4.363	1.85%	101	5.547	2.48%
42	4.399	1.47%	102	5.568	2.48%
43	4.404	1.64%	103	5.588	2.48%
44	4.452	1.43%	104	5.611	2.48%
45	4.484	1.59%	105	5.634	2.48%
46	4.491	1.40%	106	5.655	2.48%
47	4.534	1.38%	107	5.679	2.48%
48	4.568	1.54%	108	5.702	2.48%
49	4.581	1.36%	109	5.633	2.48%
50	4.624	1.51%	110	5.615	2.48%
51	4.657	1.32%	111	5.636	2.48%
52	4.686	1.31%	112	5.658	2.49%
53	4.728	1.82%	113	5.678	2.49%
54	4.755	1.28%	114	5.696	2.49%
55	4.768	1.45%	115	5.713	2.49%
56	4.808	1.26%	116	5.733	2.49%
57	4.839	1.42%	117	5.754	2.49%
58	4.860	1.24%	118	5.773	2.49%
59	4.900	1.22%	119	5.794	2.49%
60	4.937	1.37%	120	5.815	2.49%

DERIVED INFORMATION [10/06/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

To Call

Class A-1 WAL Table

	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	3.45	2.28	1.52	0.84	0.57
Principal Window Begin	4-Nov	4-Nov	4-Nov	4-Nov	4-Nov
Principal Window End	17-Jun	13-May	11-Jan	6-Dec	6-Mar

Class A-2 WAL Table

Price	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	12.66	8.57	6.24	2.24	1.48
Principal Window Begin	17-Jun	13-May	11-Jan	6-Dec	6-Mar
Principal Window End	17-Jun	13-May	11-Jan	7-Feb	6-May

To Maturity

A-1	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	3.46	2.29	1.53	0.84	0.57
Principal Window Begin	4-Nov	4-Nov	4-Nov	4-Nov	4-Nov
Principal Window End	18-Oct	14-May	11-Oct	6-Dec	6-Mar

A-2	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	14.86	12.25	9.38	2.24	1.48
Principal Window Begin	18-Oct	14-May	11-Oct	6-Dec	6-Mar
Principal Window End	22-Apr	19-Jul	18-Nov	7-Feb	6-May

DERIVED INFORMATION [10/06/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-5

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss
M-2	50	Fwd	6.1	79,003,818.22 (25.49%)
M-2	100	Fwd	9.0	63,361,325.87 (20.44%)
M-2	150	Fwd	11.9	54,049,576.85 (17.44%)
M-2	50	Fwd + 200	4.5	61,655,007.57 (19.89%)
M-2	100	Fwd + 200	7.1	51,809,953.40 (16.71%)
M-2	150	Fwd + 200	10.1	46,756,300.67 (15.08%)

EXCESS SPREAD

Assumptions:

Prepay	100 PPC
Loss	6 CDR
LIBOR	forward LIBOR + 200

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840	6.26%	61	4.884	1.25%
2	1.948	4.07%	62	4.877	1.42%
3	2.147	3.76%	63	4.911	1.25%
4	2.249	3.67%	64	4.947	1.24%
5	2.345	4.02%	65	4.978	1.74%
6	2.444	3.51%	66	5.010	1.00%
7	2.509	3.60%	67	5.040	1.03%
8	2.610	3.36%	68	5.071	1.05%
9	2.694	3.43%	69	5.104	1.08%
10	2.752	3.21%	70	5.139	1.11%
11	2.834	3.13%	71	5.173	1.14%
12	2.920	3.21%	72	5.208	1.17%
13	2.978	2.99%	73	5.117	1.20%
14	3.058	3.07%	74	5.108	1.23%
15	3.144	2.82%	75	5.138	1.27%
16	3.236	2.73%	76	5.168	1.30%
17	3.319	3.15%	77	5.196	1.46%
18	3.385	2.58%	78	5.224	1.38%
19	3.442	2.69%	79	5.248	1.42%
20	3.516	2.45%	80	5.275	1.46%
21	3.588	2.55%	81	5.306	1.51%
22	3.613	2.35%	82	5.336	1.55%
23	3.685	2.27%	83	5.363	1.60%
24	3.748	2.38%	84	5.394	1.65%
25	3.758	2.19%	85	5.296	1.70%
26	3.828	2.29%	86	5.275	1.75%
27	3.881	2.06%	87	5.302	1.81%
28	3.890	2.04%	88	5.327	1.86%
29	3.952	2.51%	89	5.353	1.92%
30	4.000	1.92%	90	5.377	1.98%
31	4.005	2.08%	91	5.414	2.05%
32	4.061	1.84%	92	5.444	2.12%
33	4.107	1.97%	93	5.470	2.18%
34	4.101	1.78%	94	5.495	2.26%
35	4.157	1.72%	95	5.522	2.33%
36	4.199	1.84%	96	5.546	2.41%
37	4.208	1.64%	97	5.489	2.48%
38	4.260	1.77%	98	5.478	2.48%
39	4.300	1.55%	99	5.501	2.48%
40	4.318	1.53%	100	5.526	2.48%
41	4.363	1.85%	101	5.547	2.48%
42	4.399	1.47%	102	5.568	2.48%
43	4.404	1.64%	103	5.588	2.48%
44	4.452	1.43%	104	5.611	2.48%
45	4.484	1.59%	105	5.634	2.48%
46	4.491	1.40%	106	5.655	2.48%
47	4.534	1.38%	107	5.679	2.48%
48	4.568	1.54%	108	5.702	2.48%
49	4.581	1.36%	109	5.633	2.48%
50	4.624	1.51%	110	5.615	2.48%
51	4.657	1.32%	111	5.636	2.48%
52	4.686	1.31%	112	5.658	2.49%
53	4.728	1.82%	113	5.678	2.49%
54	4.755	1.28%	114	5.696	2.49%
55	4.768	1.45%	115	5.713	2.49%
56	4.808	1.26%	116	5.733	2.49%
57	4.839	1.42%	117	5.754	2.49%
58	4.860	1.24%	118	5.773	2.49%
59	4.900	1.22%	119	5.794	2.49%
60	4.937	1.37%	120	5.815	2.49%

EXCESS SPREAD

Assumptions:

Prepay	100 PPC
Loss	6 CDR
LIBOR	forward LIBOR

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.840	6.26%	61	4.884	3.36%
2	1.948	5.94%	62	4.877	3.44%
3	2.147	5.68%	63	4.911	3.39%
4	2.249	5.58%	64	4.947	3.40%
5	2.345	5.75%	65	4.978	3.55%
6	2.444	5.41%	66	5.010	3.01%
7	2.509	5.44%	67	5.040	3.07%
8	2.610	5.25%	68	5.071	3.05%
9	2.694	5.26%	69	5.104	3.10%
10	2.752	5.11%	70	5.139	3.10%
11	2.834	5.03%	71	5.173	3.14%
12	2.920	5.04%	72	5.208	3.18%
13	2.978	4.69%	73	5.117	3.20%
14	3.058	4.91%	74	5.108	3.20%
15	3.144	4.73%	75	5.138	3.21%
16	3.236	4.64%	76	5.168	3.22%
17	3.319	4.88%	77	5.196	3.22%
18	3.385	4.50%	78	5.224	3.23%
19	3.442	4.56%	79	5.248	3.23%
20	3.516	4.38%	80	5.275	3.24%
21	3.588	4.42%	81	5.306	3.25%
22	3.613	4.28%	82	5.336	3.26%
23	3.685	4.22%	83	5.363	3.26%
24	3.748	4.27%	84	5.394	3.27%
25	3.758	4.14%	85	5.296	3.28%
26	3.828	4.19%	86	5.275	3.29%
27	3.881	4.03%	87	5.302	3.30%
28	3.890	4.02%	88	5.327	3.31%
29	3.952	4.30%	89	5.353	3.32%
30	4.000	3.92%	90	5.377	3.33%
31	4.005	4.02%	91	5.414	3.35%
32	4.061	3.86%	92	5.444	3.38%
33	4.107	3.93%	93	5.470	3.40%
34	4.101	3.82%	94	5.495	3.42%
35	4.157	3.77%	95	5.522	3.45%
36	4.199	3.85%	96	5.548	3.48%
37	4.208	3.72%	97	5.489	3.50%
38	4.260	3.80%	98	5.478	3.53%
39	4.300	3.67%	99	5.501	3.56%
40	4.318	3.65%	100	5.526	3.59%
41	4.363	3.83%	101	5.547	3.63%
42	4.399	3.58%	102	5.568	3.66%
43	4.404	3.68%	103	5.588	3.69%
44	4.452	3.53%	104	5.611	3.73%
45	4.484	3.61%	105	5.634	3.79%
46	4.491	3.50%	106	5.655	3.87%
47	4.534	3.47%	107	5.679	3.94%
48	4.568	3.54%	108	5.702	4.02%
49	4.581	3.43%	109	5.633	4.11%
50	4.624	3.50%	110	5.615	4.20%
51	4.657	3.38%	111	5.636	4.29%
52	4.686	3.36%	112	5.658	4.39%
53	4.728	3.60%	113	5.678	4.49%
54	4.755	3.31%	114	5.696	4.59%
55	4.768	3.40%	115	5.713	4.70%
56	4.808	3.31%	116	5.733	4.82%
57	4.839	3.39%	117	5.754	4.94%
58	4.860	3.32%	118	5.773	5.06%
59	4.900	3.32%	119	5.794	5.19%
60	4.937	3.39%	120	5.815	5.33%

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-5

Prelim Pool

Originator	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV
CSFB Guidelines	4876	238,736,050.14	79.18	704	94.24
Finance America, LLC	465	26,136,165.12	8.67	660	99.95
Guaranty Residential Lending	60	6,918,357.34	2.29	736	99.85
Impac Funding Corporation	105	6,312,356.42	2.09	689	92.11
Lime Financial Services Ltd.	85	5,270,557.71	1.75	688	99.64
Other	492	18,126,120.49	6.01	660	96.23
Total:	**6083**	**301,499,607.22**	**100**	**698**	**95.03**

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-5

Prelim

2nd Liens Only

LTV	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %
0.01 - 5.00	61	1,192,882.41	0.4	8.24	212	697	4.4	36.15	80.42	27.99	82.34	27.98
5.01 - 10.00	1,051	34,497,398.99	11.71	9.14	197	698	9.72	36.9	87.58	24.49	67.09	18.72
10.01 - 15.00	1,301	57,106,803.28	19.39	9.52	203	706	14.51	37.29	92.04	26.76	76.39	15.33
15.01 - 20.00	3,070	167,122,644.45	56.73	9.91	189	693	19.74	38.71	97.74	35.9	94.52	11.25
20.01 - 25.00	344	19,835,801.58	6.73	10.03	190	696	22.88	38.7	95.43	30.18	91.98	22.43
25.01 - 30.00	124	9,566,899.49	3.25	9.35	199	706	28.55	38.33	93.06	30.12	97.07	31.26
30.01 - 35.00	34	2,529,864.81	0.86	9.35	197	706	32.27	38.67	88.64	28.1	97.56	57.41
35.01 - 40.00	24	1,720,674.43	0.58	9.68	195	696	37.31	35.89	92.25	53.12	94.47	44.64
40.01 - 45.00	6	568,452.66	0.19	8.67	175	731	43.03	42.77	81.79	54.33	100	61.41
45.01 - 50.00	3	119,548.76	0.04	10.55	196	678	46.16	42.58	84.34	60.85	100	100
50.01 - 55.00	1	59,476.36	0.02	10.5	176	701	51.74	0	89.78	0	0	100
65.01 - 70.00	1	65,992.54	0.02	14.5	197	677	70	0	100	0	100	100
75.01 - 80.00	3	194,810.12	0.07	10.94	162	632	79.59	31.21	93.79	92.19	100	70.95
Total:	**6,023**	**294,581,249.88**	**100**	**9.72**	**193**	**697**	**18.31**	**38.22**	**94.92**	**32.29**	**87.68**	**15.19**

DERIVED INFORMATION [10/06/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class A-1 WAL Table					
	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	3.45	2.28	1.52	0.84	0.57
Principal Window Begin	4-Nov	4-Nov	4-Nov	4-Nov	4-Nov
Principal Window End	17-Jun	13-May	11-Jan	6-Dec	6-Mar

Class A-2 WAL Table					
Price	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL for Princ Pmts	12.66	8.57	6.24	2.24	1.48
Principal Window Begin	17-Jun	13-May	11-Jan	6-Dec	6-Mar
Principal Window End	17-Jun	13-May	11-Jan	7-Feb	6-May

DERIVED INFORMATION [10/05/04]

HEMT Series 2004-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-5

Prelim

Class B-2	FWD LIBOR + 100	FWD LIBOR + 200
Breakeven CDR	6.0	5.1
Total Collateral Loss	44,727,260.7377 (14.43%)	38,700,293.2796 (12.48%)